                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-89015


PROSPECTUS SUPPLEMENT

(To prospectus dated October 14, 1999)

    (ROYAL CARIBBEAN LOGO)                         $1,810,174,000                         (CELEBRITY CRUISE LOGO)
                                            ROYAL CARIBBEAN CRUISES LTD.

             $1,310,174,000 LIQUID YIELD OPTION(TM) NOTES DUE 2021
                            (ZERO COUPON -- SENIOR)
                   $500,000,000 8 3/4% SENIOR NOTES DUE 2011
                             ----------------------
                                 THE OFFERINGS:

    Royal Caribbean Cruises Ltd. is offering the LYONs at an issue price of $381.63 per LYON (38.163% of the principal amount at maturity). The Company will not pay interest on the LYONs prior to maturity. Instead, on February 2, 2021, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 4.875% per year calculated from February 2, 2001. We intend to seek to list the LYONs on the New York Stock Exchange.

    We will pay interest on the Senior Notes on February 2 and August 2 of each year, beginning August 2, 2001. The Senior Notes will mature on February 2, 2011. We may not redeem the Senior Notes before maturity. The LYONs and the Senior Notes will be unsecured obligations and will rank equally with our existing and future unsecured senior indebtedness.

                          CONVERTIBILITY OF THE LYONS:

    Holders may surrender LYONs for conversion into shares of our common stock under the following circumstances: (i) if as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the quarter is more than 120% of the accreted conversion price per share of common stock, or (ii) if such LYONs have been called for redemption. The accreted conversion price per common share as of any day will equal the sum of the issue price of a LYON plus the accrued original issue discount for such LYON, with that sum divided by the number of shares of common stock issuable upon conversion of the LYON on that day. The 11.7152 shares of common stock issuable upon conversion of a LYON may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. The last reported sale price on the New York Stock Exchange under the symbol "RCL" for our shares of common stock was $25.65 on January 29, 2001.

                      PURCHASE OR REDEMPTION OF THE LYONS:

    Holders may require us to purchase all or a portion of their LYONs, on February 2, 2005, at a price of $462.72 per LYON or on February 2, 2011, at a price of $617.76 per LYON. We may choose to pay the purchase price in cash or common stock or a combination thereof. In addition, upon a Change in Control of the Company occurring on or before February 2, 2005, each holder may require us to repurchase all or a portion of such holder's LYONs. We may redeem all or a portion of the LYONs at any time on or after February 2, 2005 at the prices set forth under "Description of LYONs -- Redemption of LYONs at the Option of the Company."

     INVESTING IN THE LYONS AND THE SENIOR NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT.
                             ----------------------

                                                                PER                     PER SENIOR
                                                                LYON        TOTAL          NOTE         TOTAL
                                                                ----        -----       ----------      -----
Public offering price(1)....................................  $381.63    $500,001,704     99.665%    $498,325,000
Underwriting discount.......................................    $9.06     $11,870,176        .65%      $3,250,000
Proceeds, before expenses, to Royal Caribbean Cruises
  Ltd. .....................................................  $372.57    $488,131,528     99.015%    $495,075,000

    (1) Plus accrued interest from February 2, 2001 if settlement occurs after that date































    Merrill Lynch & Co. may also purchase up to an additional $196,526,000 aggregate principal amount at maturity of LYONs within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The LYONs and the Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about February 2, 2001.
                             ----------------------

                                  (for LYONs)
                              MERRILL LYNCH & CO.
                             ----------------------
                               (for Senior Notes)
MERRILL LYNCH & CO.                                         GOLDMAN, SACHS & CO.
BANC OF AMERICA SECURITIES LLC
                  FIRST UNION SECURITIES, INC.
                                   JP MORGAN
                                                 SALOMON SMITH BARNEY
                                                             SCOTIA CAPITAL
                             ----------------------
          The date of this prospectus supplement is January 29, 2001.
(TM) TRADEMARK OF MERRILL LYNCH & CO., INC.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
The Company.................................................   S-1
Recent Developments.........................................   S-4
The Offerings...............................................   S-5
Risk Factors................................................   S-8
Forward-Looking Statements..................................  S-11
Use of Proceeds.............................................  S-12
Ratio of Earnings to Fixed Charges..........................  S-12
Common Stock Prices and Dividends...........................  S-12
Capitalization..............................................  S-13
Selected Financial Data.....................................  S-14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-16
Business....................................................  S-23
Description of LYONs........................................  S-35
Description of Senior Notes.................................  S-44
Exchange Controls...........................................  S-48
Common Stock Eligible for Future Sale.......................  S-48
Certain Liberian and United States Federal Income Tax
  Consequences Related to LYONs.............................  S-50
Underwriting................................................  S-54
Experts.....................................................  S-56

                            PROSPECTUS
Enforceability of Civil Liabilities.........................     2
Where You Can Find More Information.........................     2
The Company.................................................     3
Use of Proceeds.............................................     3
Ratio of Earnings to Fixed Charges..........................     3
Description of Debt Securities..............................     3
Description of Capital Stock................................    13
Selling Shareholders........................................    16
Plan of Distribution........................................    16
Legal Opinions..............................................    18
Experts.....................................................    18

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                                  THE COMPANY

     As used in this prospectus supplement, the terms "Royal Caribbean", "the Company", "we", "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands.

     Except as otherwise indicated, the source of all industry data is as reported by an industry trade group called Cruise Lines International Association.

THE COMPANY

     We are the world's second largest cruise company with 19 cruise ships that have a total of 38,050 berths. We operate our cruise ships through two cruise brands, Royal Caribbean International and Celebrity Cruises. In 2000 we carried approximately one out of every four North American guests. We believe our fleet is one of the most modern fleets of any major cruise company with an average age of approximately six years. Our ships operate worldwide with a selection of itineraries that call on more than 200 destinations.

     The cruise industry is one of the fastest growing segments of the vacation market. The number of North American guests has grown at a compound annual growth rate of approximately 9.1% from 1970 through 2000. From 1990 through 2000, our capacity, measured by berths, grew more rapidly than the industry average, increasing by a compound annual growth rate of approximately 15.5%. Our revenues and EBITDA have increased at a compound annual growth rate of 15.2% and 17.4%, respectively, from 1990 through 2000 and 19.3% and 24.8%, respectively, from 1995 through 2000.

THE CRUISE INDUSTRY

     We believe the cruise industry enjoys strong growth for the following reasons:

     - Attractive Demographics. The cruise market represents a broad demographic spectrum. Cruising appeals to virtually all demographic categories. Industry surveys estimate that the target market in North America, defined as households with income of $20,000 or more headed by a person who is at least 25 years old, is now 140 million people, and about half of these individuals are considering a cruise as a vacation alternative.

     - Low Penetration Rates. Approximately 12% of the North American population has taken a cruise. We believe this percentage will increase as the market for first-time cruisers continues to expand.

     - High Level of Guest Satisfaction. Industry surveys indicate that 94% of first-time cruisers express a high level of satisfaction with their vacation experience, finding it to be as good as or superior to other vacations. This high level of guest satisfaction results in significant repeat business. According to industry surveys, nine out of ten cruisers indicate they will cruise again.

     - Continued Product Innovation. The cruise industry continues to be innovative by introducing faster, larger ships with modern designs, an even wider array of onboard activities and new itineraries. We believe these innovations generate consumer interest.

BRAND POSITIONING

     We operate two brands, Royal Caribbean International and Celebrity Cruises, that target the contemporary and premium segments of the cruise vacation market. These two segments account for the largest portion of the cruise market. We believe that by operating two brands, we are able to increase profitability by reaching a greater proportion of the cruise market through a single infrastructure and by using opportunities to cross-sell our two brands based on demand and availability.

     Royal Caribbean International's strategy is to attract a broad array of vacationing consumers in the contemporary and premium markets. The brand offers a wide variety of itineraries with varying cruise lengths and multiple options for dining, activities and entertainment on board its vessels. Onboard activities are designed to appeal to our guests interested in health and fitness, as well as those who just want to relax.

Features, such as our Adventure Ocean Youth Centers, which offer supervised activities that entertain children, also make our cruises an appealing vacation choice for families. In the evenings, guests can enjoy entertainment that includes Las Vegas-style shows.

     Celebrity Cruises primarily serves the premium segment of the cruise vacation market. The brand's goal is to provide a vacation experience that delivers gourmet cuisine, impeccable service and luxurious amenities on board what we believe to be one of the most innovative fleets in the world. Celebrity Cruises is well known for its gourmet cuisine and AquaSpas(SM), which are among the most luxurious spas afloat. Guests can also visit the ships' trend-setting clubs, such as the Michael's Club cigar bar. The brand has a high staff-to-guest ratio and butler service is offered in every suite. Staterooms are designed to be uncluttered and elegant and are among the largest in the industry.

OUR GROWTH PLANS

     We anticipate significant growth through our current fleet expansion program. Between December 31, 2000 and year-end 2004, the number of berths in the Royal Caribbean International fleet will increase from 27,800 to 44,050. A total of seven new ships, comprised of three Voyager-class and four Radiance-class vessels, will join the fleet. Royal Caribbean International also has options to purchase two additional Radiance-class vessels for delivery in the third quarters of 2005 and 2006. Between December 31, 2000 and year-end 2002, the Celebrity Cruises fleet will increase in size through the introduction of three additional Millennium-class vessels, increasing the number of berths from 10,250 to 16,350. All of these ships are designed to generate higher revenues per berth by incorporating more outside cabins and balconies and enhanced revenue-generating onboard features.

     Royal Caribbean International placed the first two of five Voyager-class vessels, Voyager of the Seas and Explorer of the Seas, in service in November 1999 and October 2000, respectively. These 3,100 berth Voyager-class vessels are the largest cruise ships in the world. The large size of these vessels (approximately 140,000 gross tons each) allows us to offer alternative dining options and exceptional recreational facilities, as well as a variety of intimate spaces. Onboard activities reach a new level for cruise ships with an ice-skating rink, rock-climbing wall and the largest health and fitness center at sea. The Voyager-class vessels also incorporate new technology, such as Internet access, state-of-the-art conference centers and entertainment facilities and stateroom interactive television.

     Royal Caribbean International's Radiance-class vessels (approximately 85,000 gross tons each) are a progression from the brand's Vision-class series and will have 2,100 berths each. The Radiance-class ships will incorporate many of the dining and entertainment options of the Voyager-class, as well as offer a wide array of unique features. These include panoramic, glass elevators facing outward to the sea, floor-to-ceiling glass windows offering spectacular sea views, and a billiard club.

     Celebrity Cruises placed the first of four Millennium-class ships, Millennium, in service in July 2000. With 2,000 berths each, these are the largest cruise ships (approximately 90,000 gross tons each) able to travel through the Panama Canal. Although the ships are more than 20% larger, on a gross tonnage basis, than the fleet's existing Century-class vessels, the guest count increases by only approximately 10%, resulting in substantial additional public space. Much of this space is used for an 11-deck atrium, one of the world's largest sea-going spas, elegant designer shops and a specialty restaurant.

COMPETITIVE STRENGTHS

     We believe we have several competitive strengths that provide us with the opportunity for continued growth and increased profitability:

     - Strong Market Position. At the end of 2000, our ships made up approximately 26% of the existing North American industry capacity and, more importantly, approximately 35% of the capacity available on the larger, more modern ships (those placed in service since 1985 with over 1,300 berths). Our strong market position is difficult to duplicate due to the significant capital expenditures inherent in the industry and the time needed to develop brand recognition and travel agent relationships.

     - Modern, Innovative Fleet. We believe our fleet is one of the most modern fleets of any major cruise company. Currently, our fleet has an average age of approximately six years. Seventeen of our 19 ships have been placed in service since the beginning of 1990 and twelve ships have been placed in service since 1995.

      We believe newer ships with more amenities generate greater enthusiasm among consumers and travel agents resulting in increased demand for our product.

     - Worldwide Itineraries. Our large, modern fleet allows us to offer our guests a broad array of itineraries. As we continue to grow our fleet, we are devoting additional capacity to new offerings that include around-the-world and expanded European and Latin American itineraries. In 2001, Royal Caribbean International will dedicate Splendour of the Seas as a product designed to attract Latin American and European guests.

     - Economies of Scale. The addition of Celebrity Cruises and our continued fleet expansion allows us to achieve some economies of scale. The increased size of our ships allows us to transport more guests without a corresponding increase in some operating expenses. Our expansion has provided us with a larger revenue base to absorb our marketing, selling and administrative expenses.

     - Guest Satisfaction. Our guests have a high level of satisfaction. This is evident from the fact that historically approximately 25% of Royal Caribbean International's guests have previously sailed with it. This is also demonstrated by the numerous awards each of our brands have won.

     - Technology and Distribution Strengths. We believe we have been leaders in developing technology in the cruise industry. This technology has improved our sales management, booking capabilities and yield management, which enables us to better maximize revenues while achieving better cost efficiencies. Our technology developments include:

        - Our sophisticated pricing and yield management programs, which maximize occupancy and revenue by projecting the demand for cruises in various passenger markets and, based on numerous variables, enable us to react quickly to changes in market conditions.

        - CruiseMatch 2000(SM) and CruiseMatch 2000 Online(SM), which give travel agents direct access to our reservations system for ease of booking.

        - Extensive websites for both brands, including an internet consumer booking system that is a world class marketing portal and booking tool which communicates our product offerings to the ultimate consumer.

        - Partner Book Link, which allows consumers to access our web booking capability through their travel agent's consumer website.

        - EZ-Book, which enables an automated process of booking air travel at the lowest costs and preferred routing.

                              RECENT DEVELOPMENTS

     For the year ended December 31, 2000, net income increased 16.0% to $445.4 million compared to $383.9 million for the year ended December 31, 1999. Earnings per share in 2000 were $2.31, up from $2.06 per share in the prior year. Included in 2000 results is the full year impact of Voyager of the Seas and the addition of Millennium and Explorer of the Seas to the fleet. Results for 1999 include $17.3 million in charges for non-recurring items. Net revenue yields (net revenue per available guest cruise day) for 2000 were the same as in 1999.

     Certain conditions precedent associated with deposits related to ship orders have not been met by the shipbuilder. As a result, approximately $79 million of deposits that were originally scheduled for payment in 2000 have not been made but are instead expected to be paid in early 2001.

     In December 2000, we entered into a $360 million, five year, unsecured commercial credit facility. The facility can be utilized during 2001 and bears interest at LIBOR plus 100 basis points. No amounts are currently outstanding under this facility.

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                              -------------------------------
                                                                    2000             1999
                                                              ----------------    -----------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                   (UNAUDITED)
REVENUES....................................................    $ 2,865,846       $ 2,546,152
EXPENSES
     Operating..............................................      1,652,459         1,496,252
     Marketing, selling and administrative..................        412,799           371,817
     Depreciation and amortization..........................        231,048           197,909
                                                                -----------       -----------
                                                                  2,296,306         2,065,978
                                                                -----------       -----------
OPERATING INCOME............................................        569,540           480,174
                                                                -----------       -----------
OTHER INCOME (EXPENSE)
     Interest income........................................          7,922             8,182
     Interest expense, net of capitalized interest..........       (154,328)         (130,625)
     Other income (expense).................................         22,229            26,122
                                                                -----------       -----------
                                                                   (124,177)          (96,321)
                                                                -----------       -----------
NET INCOME..................................................    $   445,363       $   383,853
                                                                ===========       ===========
EARNINGS PER SHARE DATA:
BASIC EARNINGS PER SHARE:
     Net income.............................................    $      2.34       $      2.15
                                                                ===========       ===========
     Weighted average shares outstanding....................        189,397           172,319
                                                                ===========       ===========
DILUTED EARNINGS PER SHARE:
     Net income.............................................    $      2.31       $      2.06
                                                                ===========       ===========
     Weighted average shares outstanding....................        192,935           186,456
                                                                ===========       ===========
SELECTED STATISTICAL INFORMATION:
  Occupancy as a percentage of total capacity(1)............          104.4%            104.7%
  Guest cruise days.........................................     13,019,811        11,227,196
  EBITDA(2).................................................    $   800,588       $   678,083

---------------

(1) In accordance with cruise industry practice, total capacity is calculated based on two guests per cabin even though some cabins accommodate three or four guests. A percentage in excess of 100% indicates that more than two guests occupied some cabins.
(2) EBITDA represents earnings before interest, taxes, other income, and depreciation and amortization. EBITDA is not a measurement of financial performance under generally accepted accounting principles and does not represent cash flow from operations. Accordingly, you should not regard this figure as an alternative to net income or as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and other interested parties in our industry but is not necessarily comparable with similarly titled measures for other companies.

                                 THE OFFERINGS

THE LYONS

LYONs......................  $1,310,174,000 aggregate principal amount at maturity ($1,506,700,000 aggregate principal amount at maturity if Merrill Lynch exercises its over-allotment option in full) of LYONs due February 2, 2021. We will not pay interest on the LYONs prior to maturity. Each LYON will be issued at a price of $381.63 per LYON and a principal amount at maturity of $1,000.

Maturity of LYONs..........  February 2, 2021.

Yield to Maturity of
  LYONs....................  4.875% per year (computed on a semi-annual bond equivalent basis) calculated from February 2, 2001.

Conversion Rights..........  For each LYON surrendered for conversion, a holder will receive 11.7152 shares of our common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. Upon conversion, a holder will not receive any cash payment representing accrued original issue discount. Instead, accrued original issue discount will be deemed paid by the shares of common stock received by the holder on conversion. See "Description of LYONs -- Conversion Rights."

                             Holders may surrender LYONs for conversion into
                               shares of common stock in any calendar quarter, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the quarter is more than 120% of the accreted conversion price per share of common stock on the last trading day of the quarter. The accreted conversion price per share as of any day will equal the sum of the issue price of a LYON plus the accrued original issue discount for such LYON, with that sum divided by the number of shares of common stock issuable upon a conversion of a LYON on that day.

                             LYONs or portions of LYONs in integral multiples of
                               $1,000 principal amount at maturity called for redemption may be surrendered for conversion until the close of business on the second business day prior to the redemption date even if the foregoing condition is not satisfied. In addition, if we make a significant distribution to our shareholders or if we are a party to certain consolidations, mergers or binding share exchanges, LYONs may be surrendered for conversion as provided in "Description of LYONs -- Conversion Rights." The ability to surrender LYONs for conversion will expire at the close of business on February 2, 2021, unless they have previously been redeemed or purchased.

Ranking....................  The LYONs will be unsecured and unsubordinated indebtedness of the Company and will rank on a parity with the Company's other unsecured and unsubordinated indebtedness, including the Senior Notes also being offered hereby. The LYONs will not be guaranteed by any of our subsidiaries, and, accordingly, the LYONs will be effectively subordinated to the claims of our subsidiaries' creditors, including trade creditors. The LYONs do not limit the ability of our subsidiaries to incur indebtedness. As of December 31, 2000, our subsidiaries had indebtedness of $395.5 million (including guarantees of indebtedness of the Company).

Original Issue Discount....  We are offering each LYON with original issue discount for United States federal income tax purposes equal to the difference between the principal amount at maturity of each LYON and the issue price to investors allocated to the LYON. You should be aware that, although we will not pay interest on the LYONs, U.S. investors must include accrued original issue discount in their gross income for United States federal income tax purposes prior to the conversion, redemption, sale or maturity of the LYONs (even if such LYONs are ultimately not converted, redeemed, sold or paid at maturity). See "Certain Liberian and United States Federal Income Tax Consequences Related to LYONs -- United States -- U.S.
                               Holders -- Original Issue Discount."

Sinking Fund...............  None.

Redemption of LYONs at the
  Option of the Company....  We may redeem all or a portion of the LYONs for cash at any time on or after February 2, 2005, at the redemption prices set forth in this prospectus supplement. See "Description of
                               LYONs -- Redemption of LYONs at the Option of the Company."

Purchase of the LYONs at
the Option of the Holder...  Holders may require us to purchase all or a portion of their LYONs on February 2, 2005 for a price equal to $462.72 per LYON and on February 2, 2011 for a price equal to $617.76 per LYON. We may choose to pay the purchase price in cash or in common stock or a combination of cash and common stock. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder."

Change in Control..........  Upon a Change in Control of the Company occurring on or before February 2, 2005, each holder may require us to repurchase all or a portion of such holder's LYONs for cash at a price equal to 100% of the issue price for such LYONs plus accrued original issue discount to the date of repurchase. See "Description of LYONs -- Change in Control Requires Purchase of LYONs by the Company at the Option of the Holder."

Events of Default..........  If there is an event of default on the LYONs, the issue price of the LYONs plus the accrued original issue discount may be declared immediately due and payable. These amounts automatically become due and payable in certain circumstances.

DTC Eligibility............  The LYONs will be issued in book-entry form and will be represented by permanent global
                               certificates deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of Senior
                               Notes -- Book-Entry System for LYONs and Senior Notes."

Listing on New York Stock
  Exchange.................  We intend to list the LYONs on the New York Stock
                               Exchange. Our common stock is traded on the New York Stock Exchange and the Oslo Stock Exchange under the symbol "RCL."

THE SENIOR NOTES

Maturity...................  The Senior Notes will mature on February 2, 2011.

Interest Rate..............  The Senior Notes will bear interest at the rate of
                               8.75% per annum.

Redemption.................  The Senior Notes are not redeemable prior to maturity except as described under "Description of Debt Securities -- Tax Related Considerations" in the accompanying prospectus.

Sinking Fund...............  None.

Ranking....................  The Senior Notes will be unsecured and unsubordinated indebtedness of the Company and will rank on a parity with the Company's other unsecured and unsubordinated indebtedness, including the LYONs offered hereby. The Senior Notes will not be guaranteed by any of our subsidiaries and, accordingly, the Senior Notes will be effectively subordinated to the claims of our subsidiaries' creditors, including trade creditors. The Senior Notes do not limit the ability of our subsidiaries to incur indebtedness other than Secured Debt as described under "Description of Senior Notes -- Restrictions on Secured Debt." As of December 31, 2000, our subsidiaries had indebtedness of $395.5 million (including guarantees of indebtedness of the Company).

DTC Eligibility............  The Senior Notes will be issued in book-entry form and will be represented by permanent global certificates deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of Senior
                               Notes -- Book-Entry System for LYONs and Senior Notes."

The LYONs offering and the Senior Notes offering are not contingent on each other.

                                  RISK FACTORS

     You should carefully consider the specific risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to invest in the LYONs or the Senior Notes. This prospectus supplement and the accompanying prospectus contain or incorporate statements that constitute forward-looking statements regarding, among other matters, our intent, belief or current expectations about our business. These forward-looking statements are subject to risks, uncertainties and assumptions.

TAXATION OF THE COMPANY

     We and our wholly owned subsidiary, Celebrity Cruises Inc. ("CCI"), the operator of Celebrity Cruises, are foreign corporations engaged in a trade or business in the United States, and our vessel-owning subsidiaries are foreign corporations that, in many cases, depending upon the itineraries of their vessels, receive income from sources within the United States. However, Drinker Biddle & Reath LLP, United States tax counsel to the Company, has delivered to the Company its opinion to the effect that, pursuant to Section 883 of the Internal Revenue Code (the "Code"), the income of the Company, CCI and the Company's vessel-owning subsidiaries, in each case derived from or incidental to the international operation of a ship or ships, is exempt from United States income tax. The Company believes that substantially all of its income and the income of CCI and the vessel-owning subsidiaries is derived from or incidental to the international operation of a ship or ships within the meaning of Section 883 of the Code.

     Tax counsel is of the opinion based on certain representations and assumptions that the Company, CCI and the Company's vessel-owning subsidiaries currently qualify for the Section 883 exemption because each of them is incorporated in a qualifying jurisdiction and the Company's stock is primarily and regularly traded on an established securities market in the United States or Norway. To date, however, no final Treasury regulations or other definitive interpretations of the relevant portions of Section 883 have been promulgated, although regulations have been proposed. As noted in tax counsel's opinion, such regulations or official interpretations could differ materially from tax counsel's interpretation of this Code provision and, even in the absence of such regulations or official interpretations, the Internal Revenue Service (the "IRS") might successfully challenge such interpretation. In addition, the provisions of Section 883 are subject to change at any time by legislation. Moreover, changes could occur in the future with respect to the identity, residence, or holdings of the Company's direct or indirect shareholders that could affect the Company's and its subsidiaries' eligibility for the Section 883 exemption. Accordingly, there can be no assurance that the Company and its subsidiaries are, and will in the future be, exempt from United States income tax on U.S.-source shipping income.

     If the Company, CCI and the Company's vessel-owning subsidiaries were not entitled to the benefit of Section 883 of the Code, they would be subject to United States taxation on a portion of their income. See "Business -- Taxation of the Company" for a discussion of the taxation of the Company, CCI and the Company's vessel-owning subsidiaries in the absence of an exemption under
Section 883 of the Code.

WE ARE CONTROLLED BY PRINCIPAL SHAREHOLDERS

     As of December 31, 2000, A. Wilhelmsen AS., a Norwegian corporation indirectly owned by members of the Wilhelmsen family of Norway, owned approximately 24.1% of our common stock and Cruise Associates, a Bahamian general partnership indirectly owned by various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family, owned approximately 25.1% of our common stock. A. Wilhelmsen AS. and Cruise Associates have the power to determine, among other things:

          - our policies and the policies of our subsidiaries,

          - the persons who will be our directors and officers and the directors and officers of our subsidiaries and

          - all actions requiring shareholder approval.

     A. Wilhelmsen AS. and Cruise Associates are parties to a shareholders' agreement. The agreement provides that our board of directors will consist of the following persons:

          - four nominees of A. Wilhelmsen AS.,

          - four nominees of Cruise Associates and

          - our Chief Executive Officer.

     The shareholders' agreement provides that the boards of directors of our subsidiaries shall have substantially similar composition. As a result of our acquisition of Celebrity, A. Wilhelmsen AS. and Cruise Associates have also agreed to vote their shares of our common stock to elect one additional director to our board of directors to be nominated by Archinav Holdings, Ltd., a former shareholder of Celebrity, for a specified period until 2004. In addition, until either of them should decide otherwise, A. Wilhelmsen AS. and Cruise Associates have agreed to vote their shares of common stock in favor of two additional named directors of our board of directors. During the term of the shareholders' agreement, certain corporate actions require the approval of at least one director nominated by A. Wilhelmsen AS. and one director nominated by Cruise Associates. Our principal shareholders are not prohibited from engaging in a business that may compete with our business, subject to certain exceptions. The failure of A. Wilhelmsen AS. and Cruise Associates to continue to own a specified percentage of our common stock might obligate us to prepay indebtedness outstanding under and/or result in the termination of some of our credit facilities.

ADDITIONAL SHARES MAY BE SOLD IN THE FUTURE

     A substantial number of shares of our common stock were either issued by us in private transactions not involving a public offering and are therefore treated as "restricted securities" for purposes of Rule 144 under the Securities Act or are held by our affiliates and, therefore, treated as "restricted securities". No predictions can be made as to the effect, if any, that market sales of such shares, or the availability of such shares for future market sales, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, could materially adversely affect the prevailing market price for our common stock and could impair our future ability to raise capital through an offering of equity securities. We have agreed along with A. Wilhelmsen AS., Cruise Associates and Richard D. Fain that, subject to certain exceptions, none of us shall offer for sale, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of our common stock (or any option, warrant or other security convertible into or exchangeable or exercisable for common stock) for a period of 90 days from the date of this prospectus supplement without the prior written consent of Merrill Lynch & Co. At any time following the expiration or termination of such period, each of A. Wilhelmsen AS. and Cruise Associates has the right, pursuant to a registration rights agreement, to require us, subject to certain qualifications, to effect the registration under the Securities Act of all or a specified minimum number of their shares of common stock. Monument Capital Corporation, a Liberian corporation (holder, as nominee, of 1,071,412 shares of common stock), and Archinav Holdings, Ltd. (holder of 7,597,242 shares of common stock) are also parties to the registration rights agreement. They are not subject to the 90 day restriction and may exercise their rights governed by the registration rights agreement at any time or sell under Rule 144. See "Common Stock Eligible for Future Sale."

AN ACTIVE TRADING MARKET FOR LYONS MAY NOT DEVELOP

     The LYONs comprise a new issue of securities for which there is currently no public market. We intend to seek to list the LYONs on the New York Stock Exchange. However, we can not assure you that we will be able to do so. If the LYONs are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our shares of common stock, our performance and other factors. In addition, we do not know whether an active trading market will develop for the LYONs. To the extent that an active trading market does not develop, the liquidity and trading prices for the securities may be harmed.

WE ARE NOT A U.S. CORPORATION

     Our corporate affairs are governed by our Restated Articles of Incorporation and By-laws and by the Business Corporation Act of Liberia. The provisions of the Business Corporation Act of Liberia resemble provisions of the corporation laws of a number of states in the United States. However, while most states have a fairly well-developed body of case law interpreting their respective corporate statutes, there are very few judicial cases in Liberia interpreting the Business Corporation Act of Liberia. For example, the rights and fiduciary responsibilities of directors under Liberian law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Thus, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE IN CONTROL REPURCHASE OPTION OR THE REPURCHASE AT THE OPTION OF THE HOLDER PROVISION IN THE LYONS

     Upon the occurrence of specific kinds of change in control events occurring on or before February 2, 2005, and on the February 2, 2005 and February 2, 2011 purchase dates, we may be required to offer to repurchase all outstanding LYONs. However, it is possible that we will not have sufficient funds at such time to make the required repurchase of LYONs in cash or that restrictions in our credit facilities or other indebtedness will not allow such repurchases. Under the LYONs, we may pay the purchase price described above, other than in the case of a change of control, in shares of common stock. In addition, important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "Change in Control" under the Indenture. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder" and "-- Change in Control Requires Purchase of LYONs by the Company at the Option of the Holder."

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus include forward-looking statements under the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions regarding, among other things, our or our officers' intents, beliefs or current expectations with respect to:

     - our operating strategies and execution of those strategies,

     - our capital expenditures, financing needs and future commitments and

     - regulatory matters potentially affecting our business and results of operations specifically and the industry in general.

     Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include:

     - general economic and business conditions,

     - cruise industry competition,

     - changes in cruise industry capacity,

     - the impact of tax laws and regulations affecting our business or our principal shareholders,

     - the impact of changes in other laws and regulations affecting our business,

     - the impact of pending or threatened litigation,

     - the delivery schedule of new vessels,

     - emergency ship repairs,

     - incidents involving cruise vessels at sea,

     - reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability,

     - changes in interest rates or oil prices, and

     - weather.

     We caution the reader that these risks may not be exhaustive. We operate in a continually changing business environment, and new risks emerge from time to time. We cannot predict such risks nor can we assess the impact, if any, of such risks on our business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     The net proceeds from the sale of the LYONs and the Senior Notes offered hereby are estimated to be $982.9 million (approximately $1,056.1 million if the over-allotment option is exercised in full). We intend to use such net proceeds for general corporate purposes, including capital expenditures.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the nine months ended September 30, 2000 and for each of the preceding five fiscal years. In calculating this ratio, we take earnings to include net income plus fixed charges and exclude capitalized interest. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.

                                                                                             FISCAL YEAR
                                                                 NINE MONTHS       --------------------------------
                                                                    ENDED
                                                              SEPTEMBER 30, 2000   1999   1998   1997   1996   1995
                                                              ------------------   ----   ----   ----   ----   ----
Ratio of earnings to fixed charges..........................          3.8           3.1    2.7    2.1   2.4     2.9
Ratio of earnings to fixed charges and preferred stock
  dividends*................................................          3.8           2.9    2.5    2.0   2.4     2.9

* We had no preferred stock outstanding during fiscal years 1995 and 1996. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for those periods. We redeemed our preferred stock in April 2000.

                       COMMON STOCK PRICES AND DIVIDENDS

     Our common stock is listed on the New York Stock Exchange and the Oslo Stock Exchange under the symbol "RCL". The table below sets forth the quarterly intra-day high and low prices of the common stock, as reported on the New York Stock Exchange, and dividends paid on the common stock in the periods indicated below:

                                                               HIGH      LOW    DIVIDENDS
                                                              -------  -------  ---------
2001:
First Quarter (through January 29, 2001)....................  $29 11/50  $23 7/50   $   --
2000:
Fourth Quarter..............................................  $27 8/10  $18 5/32   $0.130
Third Quarter...............................................   25 15/16   18 9/16    0.130
Second Quarter..............................................   28 5/16   16 1/8    0.110
First Quarter...............................................   56 3/8   25 5/16    0.110
1999:
Fourth Quarter..............................................  $58 7/8  $42 5/8   $0.110
Third Quarter...............................................   51 5/8   41 1/16    0.110
Second Quarter..............................................   44 1/2   31 7/8    0.090
First Quarter...............................................   40 1/4   31 3/8    0.090

     As of January 24, 2001, there were 1,043 record holders of common stock in the United States, holding approximately 46,389,000 shares, or approximately 24% of the total outstanding common stock. Of the shares held outside of the United States, approximately 39,970,000 shares, or approximately 21% of the total outstanding common stock, are publicly traded.

     The declaration of future common stock dividends, if any, will at times be subject to the final determination of the board of directors that a dividend is prudent at the time in consideration of the needs of our business. Payment of dividends will depend, among other things, upon our earnings, financial condition and capital requirements and certain tax considerations of A. Wilhelmsen AS., Cruise Associates and their respective affiliates.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization (i) as of December 31, 2000 and (ii) on a pro forma basis to give effect to the issuance and sale of the LYONs and the Senior Notes pursuant to the offerings and the application of the net proceeds thereof. See "Use of Proceeds."

                                                                   AS OF DECEMBER 31, 2000
                                                              ----------------------------------
                                                                              PRO FORMA FOR THE
                                                                                LYONS AND THE
                                                                 ACTUAL        SENIOR NOTES(1)
                                                              ------------   -------------------
                                                              (DOLLARS IN THOUSANDS, UNAUDITED)
Cash........................................................   $  177,810         $  890,692
                                                               ==========         ==========
Current Portion of Long-Term Debt...........................   $  109,926         $  109,926
                                                               ==========         ==========
LYONs offered hereby........................................   $       --         $  500,002
Senior Notes offered hereby.................................           --            498,325
Other Long-Term Debt(2).....................................    3,300,170          3,030,170
Shareholders' Equity........................................    3,615,832          3,615,832
                                                               ----------         ----------
Total Long-Term Debt and Shareholders' Equity...............   $6,916,002         $7,644,329
                                                               ==========         ==========

---------------

(1) Assumes no exercise of the over-allotment option. If the over-allotment option is exercised in full, Cash would be $963,911, LYONs offered hereby would be $575,002 and Total Long-Term Debt and Shareholders' Equity would be $7,719,329.
(2) Included in long-term debt is our $1 billion revolving credit facility. Our cash management practice is to utilize excess available cash to reduce outstanding balances under this credit facility.

                            SELECTED FINANCIAL DATA

     The following selected financial data are for each of the fiscal years in the period 1995 through 1999 and the first nine months of 2000 and 1999 and as of the end of each such fiscal year and as of September 30, 2000. The financial information presented for fiscal years 1999, 1998 and 1997 and the first nine months of 2000 and 1999 and as of December 31, 1999 and 1998, and September 30, 2000 is derived from our consolidated financial statements and should be read in conjunction with such consolidated financial statements and the related notes thereto contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 1999 and our report on Form 6-K for the nine months ended September 30, 2000, which are incorporated herein by reference. The information presented for the first nine months of 2000 and 1999 and the guest data presented for all periods are unaudited and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results for the first nine months of 2000 are not necessarily indicative of the results to be expected for the entire year.

     The following should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                         NINE MONTHS
                                     ENDED SEPTEMBER 30,                            YEAR ENDED DECEMBER 31,
                                  -------------------------   -------------------------------------------------------------------
                                     2000          1999          1999          1998          1997          1996          1995
                                     ----          ----       -----------      ----          ----          ----          ----
                                        (UNAUDITED)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues........................  $2,223,727    $ 1,962,170   $ 2,546,152   $ 2,636,291   $ 1,939,007   $ 1,357,325   $ 1,183,952
Expenses:
 Operating......................   1,238,666      1,130,021     1,496,252     1,593,728     1,219,268       854,478       742,467
 Marketing, selling and
   administrative...............     309,338        271,480       371,817       359,214       272,368       194,629       177,481
 Depreciation and
   amortization.................     168,725        145,944       197,909       194,614       143,816        91,185        80,071
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating Income................     506,998        414,725       480,174       488,735       303,555       217,033       183,933
Interest Income.................       4,920          4,628         8,182        15,912         4,666         2,278           965
Interest Expense(1).............    (102,865)       (99,987)     (130,625)     (167,869)     (128,531)      (76,540)      (54,844)
Other Income (Expense)(2).......       6,230         26,149        26,122        (6,008)        2,995         8,095        18,904
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income Before Extraordinary
 Item...........................     415,283        345,515       383,853       330,770       182,685       150,866       148,958
Extraordinary Item(3)...........          --             --            --            --        (7,558)           --            --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income(4)...................  $  415,283    $   345,515   $   383,853   $   330,770   $   175,127   $   150,866   $   148,958
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
PER SHARE DATA:
Basic Earnings Per Share:
Income Before Extraordinary
 Item...........................  $     2.19    $      1.98   $      2.15   $      1.90   $      1.22   $      1.19   $      1.17
Extraordinary Item(3)...........          --             --            --            --         (0.05)           --            --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income(4)...................  $     2.19    $      1.98   $      2.15   $      1.90   $      1.17   $      1.19   $      1.17
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Weighted Average Shares.........  188,492,000   169,450,000   172,319,000   167,577,000   141,010,000   127,295,000   127,035,000
Diluted Earnings Per Share:
Income Before Extraordinary
 Item...........................  $     2.15    $      1.88   $      2.06   $      1.83   $      1.20   $      1.17   $      1.16
Extraordinary Item(3)...........          --             --            --            --         (0.05)           --            --
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Income(4)...................  $     2.15    $      1.88   $      2.06   $      1.83   $      1.15   $      1.17   $      1.16
                                  ===========   ===========   ===========   ===========   ===========   ===========   ===========
Weighted Average Shares and
 Potentially Dilutive Shares....  192,726,000   183,637,000   186,456,000   181,165,000   152,174,000   128,427,000   128,064,000
Common Stock Dividends..........  $     0.35    $      0.29   $      0.40   $      0.34   $      0.29   $      0.27   $      0.24

GUEST DATA:
Guests Carried..................   1,511,655      1,274,667     1,704,034     1,841,152     1,465,450       973,602       873,515
Occupancy Percentage(5).........       105.9%         105.4%        104.7%        105.2%        104.2%        101.3%        100.5%
Weighted Average Berths(6)......      33,615         30,134        30,575        30,557        24,100        16,536        14,672
Guest Cruise Days(7)............   9,618,955      8,330,453    11,227,196    11,607,906     8,759,651     6,055,068     5,224,655

BALANCE SHEET AND OTHER DATA:
Property and Equipment, Net.....  $6,763,468                  $ 5,858,185   $ 5,073,008   $ 4,785,291   $ 2,378,934   $ 1,758,446
Total Assets....................   7,752,463                    6,380,511     5,686,076     5,339,748     2,842,299     2,203,243
Total Debt......................   3,324,418                    2,342,177     2,469,082     2,572,696     1,366,967       935,692
Shareholders' Equity............   3,609,901                    3,261,156     2,454,758     2,018,721     1,084,934       965,088
EBITDA(8).......................     675,723    $   560,669       678,083       683,349       447,371       308,218       264,004
Capital Expenditures............   1,157,636        379,937       972,481       556,953     1,106,214       722,389       427,535

                                                   (Footnotes on following page)

 (1) Interest expense is net of capitalized interest of $31.9 million and $23.0 million for the nine months ended September 30, 2000 and 1999, respectively, and $34.6 million, $15.0 million, $15.8 million, $15.9 million and $14.1 million for the years 1999, 1998, 1997, 1996 and 1995, respectively.

 (2) Includes $4.3 million of dividend income from the First Choice Holidays PLC preferred shares and $5.9 million of compensation received from the shipyard related to the late delivery of Millennium during the nine months ended September 30, 2000, $26.5 million of loss of hire insurance resulting from ships out of service during the nine months ended September 30, 1999 and the year ended December 31, 1999, a gain of $31.0 million from the sale of Song of America, a $32.0 million charge related to the write-down to fair market value of Viking Serenade and $3.8 million of costs related to Monarch of the Seas being out of service in 1998, a $4.0 million gain from the sale of Sun Viking in 1997, a gain of $10.3 million on the sale of Song of Norway in 1996 and a gain on the sale of Nordic Prince of $19.2 million in 1995.

 (3) During 1997, the Company prepaid a portion of its indebtedness resulting in an extraordinary item of $7.6 million.

 (4) We redeemed our preferred stock in April 2000.

 (5) In accordance with cruise industry practice, total capacity is calculated based on two guests per cabin even though some cabins accommodate three or four guests. A percentage in excess of 100% indicates that more than two guests occupied some cabins.

 (6) Represents double occupancy per cabin multiplied by the ratio of actual operating days to total days during the period.

 (7) Represents the number of guests carried multiplied by the number of days of their respective cruises.

 (8) EBITDA represents earnings before interest, taxes, other income, depreciation and amortization and extraordinary item. EBITDA is not a measurement of financial performance under generally accepted accounting principles and does not represent cash flow from operations. Accordingly, you should not regard this figure as an alternative to net income or as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and other interested parties in our industry but is not necessarily comparable with similarly titled measures for other companies.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

     The following table presents summary information from the Company's Consolidated Statements of Operations:

                                      NINE MONTHS ENDED
                                        SEPTEMBER 30,               YEAR ENDED DECEMBER 31,
                                   ------------------------   ------------------------------------
                                      2000          1999         1999         1998         1997
                                   -----------   ----------   ----------   ----------   ----------
                                         (UNAUDITED)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY CONSOLIDATED STATEMENTS
  OF OPERATIONS:
Revenues(1)......................  $2,223,727    $1,962,170   $2,546,152   $2,636,291   $1,939,007
Operating Income.................     506,998       414,725      480,174      488,735      303,555
Income Before Extraordinary
  Item(2)........................     415,283       345,515      383,853      330,770      182,685
Net Income.......................     415,283       345,515   383,853...      330,770      175,127
Earnings Per Share -- Basic......  $     2.19    $     1.98   $     2.15   $     1.90   $     1.17
Earnings Per Share -- Diluted....  $     2.15    $     1.88   $     2.06   $     1.83   $     1.15

SELECTED STATISTICAL INFORMATION:
Guests Carried...................   1,511,665     1,274,667    1,704,034    1,841,152    1,465,450
Guest Cruise Days................   9,618,955     8,330,453   11,227,196   11,607,906    8,759,651
Occupancy Percentage.............       105.9%        105.4%       104.7%       105.2%       104.2%

OPERATING DATA AS A PERCENTAGE
OF TOTAL REVENUES:
Revenues.........................       100.0%       100.0%       100.0%       100.0%       100.0%
Expenses:
  Operating......................        55.7         57.6         58.8         60.5         62.9
  Marketing, Selling and
     Administrative..............        13.9         13.8         14.6         13.6         14.0
  Depreciation and
     Amortization................         7.6          7.4          7.8          7.4          7.4
                                   ----------   ----------   ----------   ----------   ----------
Operating Income.................        22.8         21.2         18.8         18.5         15.7
Other Income (Expense)...........        (4.1)        (3.6)        (3.8)        (6.0)        (6.3)
                                   ----------   ----------   ----------   ----------   ----------
Income Before Extraordinary
  Item...........................        18.7%        17.6%        15.0%        12.5%         9.4%
                                   ==========   ==========   ==========   ==========   ==========

---------------

(1) Our revenues are seasonal, due to variations in rates and occupancy percentages.

(2) During 1997, we prepaid a portion of our indebtedness resulting in an extraordinary item of $7.6 million, or $0.05 per share on a diluted basis.

  Fleet Expansion

     Our current fleet expansion program, which began with the introduction of Voyager of the Seas in the fourth quarter of 1999, continued with the delivery of Millennium in June 2000 and Explorer of the Seas in September 2000. As of September 30, 2000, we operated 19 ships with 38,050 berths.

     We currently have 10 ships on order and options to purchase two additional Radiance-class vessels. The delivery dates for the two vessels on option are in the third quarters of 2005 and 2006. The planned berths and expected delivery dates of the ships on order are as follows:

                                                                   EXPECTED
VESSEL                                                          DELIVERY DATES      BERTHS(1)
------                                                        -------------------   ---------
ROYAL CARIBBEAN INTERNATIONAL:
  Voyager-class
     Adventure of the Seas..................................     4th Quarter 2001     3,100
     Unnamed................................................     4th Quarter 2002     3,100
     Unnamed................................................     4th Quarter 2003     3,100
  Radiance-class
     Radiance of the Seas...................................     1st Quarter 2001     2,100
     Brilliance of the Seas.................................     2nd Quarter 2002     2,100
     Unnamed................................................     2nd Quarter 2003     2,100
     Unnamed................................................     1st Quarter 2004     2,100
CELEBRITY CRUISES:
  Millennium-class
     Infinity...............................................     1st Quarter 2001     2,000
     Summit.................................................     3rd Quarter 2001     2,000
     Unnamed................................................     2nd Quarter 2002     2,000

---------------

(1) Based on double occupancy per cabin.

     The Voyager-class vessels are the largest passenger cruise ships ever built. The Radiance-class vessels are a progression from Royal Caribbean International's Vision-class vessels, while the Millennium-class vessels are a progression from Celebrity Cruises' Century-class vessels.

     Based on the ships currently on order, our year-end berth capacity will increase to approximately 60,400 berths by December 31, 2004.

     In May 1998, we sold Song of America for $94.5 million and recognized a gain on the sale of $31.0 million. We operated Song of America under a charter agreement until March 1999.

     In July 2000, we entered into a joint venture with First Choice Holidays PLC to launch a European cruise line. As part of the transaction, ownership of Viking Serenade was transferred to the new joint venture at a valuation of approximately $95.4 million resulting in a deferred gain of $3.8 million. We will continue to operate Viking Serenade under a charter agreement until spring 2002 at which time the vessel will move to the new joint venture.

NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

  Summary

     For the nine-month period ended September 30, 2000, net income increased 20.2% to $415.3 million or $2.15 per share as compared to $345.5 million or $1.88 per share in 1999. Revenues increased 13.3% to $2.2 billion for the nine-month period ended September 30, 2000 as compared to $2.0 billion for the same period in 1999. The increase in revenues for the nine-month period is primarily due to the increase in capacity associated with Voyager of the Seas, which entered service in the fourth quarter of 1999 and Millennium, which entered service in July 2000.

  Revenues

     Revenues for the first nine months of 2000 increased 13.3% to $2.2 billion from $2.0 billion for the first nine months of 1999. The increase in revenues was primarily due to a 14.8% increase in capacity and higher prices on our Millennium New Year's cruises, partially offset by the increased use of concessionaires onboard the Royal Caribbean International vessels in 2000, and a decrease in the percentage of guests using our air program. Concessionaires pay us a net commission, which is recorded as revenue, in contrast to in-house operations, where shipboard revenues and related cost of sales are recorded on a gross basis. Occupancy increased to 105.9% for the nine months ended September 30, 2000 from 105.4% for the nine months ended September 30, 1999.

  Expenses

     For the nine months ended September 30, 2000, operating expenses increased 9.6% to $1.2 billion compared to $1.1 billion in 1999. This increase is primarily due to additional costs associated with the increased capacity discussed previously and an increase in fuel costs, partially offset by a decrease in air expense due to a lower percentage of guests electing to use our air travel program as well as lower shipboard cost of sales due to the increased use of concessionaires as discussed previously. Included in the nine months ended September 30, 1999 is a $14.0 million charge related to a settlement with the U.S. Department of Justice. Excluding the settlement, operating expenses as a percentage of revenues decreased from 56.9% for the first nine months of 1999 to 55.7% for the first nine months of 2000.

     Marketing, selling and administrative expenses increased 13.9% to $309.3 million for the first nine months of 2000 from $271.5 million for the comparable period in 1999. The increase is due primarily to television advertising costs associated with our new ad campaign to promote brand awareness, as well as increased investment in information technology spending and staffing levels to support our capacity growth. As a percentage of revenue, marketing, selling and administrative expenses for the nine months ended September 30, 2000, increased to 13.9% from 13.8% for the same period in 1999.

     Depreciation and amortization increased 15.6% to $168.7 million for the first nine months of 2000 from $145.9 million for the same period in 1999. The increase is due to incremental depreciation associated with the addition to the fleet of Voyager of the Seas in November 1999 and Millennium in July 2000 and shoreside capital expenditures primarily related to information technology in support of our growth plans.

  Other Income (Expense)

     Gross interest expense (excluding capitalized interest) was $134.8 million for the nine months ended September 30, 2000 versus $123.0 million for the same period in 1999. Capitalized interest increased $8.8 million for the nine months ended September 30, 2000 due to an increase in expenditures related to the ships under construction.

     Included in other income (expense) for the nine months ended September 30, 2000 is approximately $4.3 million of dividend income from the First Choice Holidays PLC preferred shares. Also included in the nine months ended September 30, 2000 is $5.9 million of compensation received from the shipyard related to the late delivery of Celebrity's Millennium. Included in other income (expense) for the nine months ended September 30, 1999 is approximately $26.5 million of loss-of-hire insurance resulting from ships out of service.

YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

  Summary

     Net income increased 16.0% to $383.9 million or $2.06 per share on a diluted basis compared to $330.8 million or $1.83 per share in 1998. The improvements were attained despite a decline in revenues and operating income resulting from a temporary reduction in capacity. Monarch of the Seas missed 11 voyages during the first quarter of 1999 due to a grounding incident in mid-December 1998 and Grandeur of the Seas and Enchantment of the Seas lost two and six voyages, respectively, during the first half of 1999 due to unscheduled engine repairs. We recover certain lost income from ships out of service through our loss-of-hire insurance. Included in net income for 1999 is approximately $26.5 million of loss-of-hire insurance, which is recorded in other income (expense).

     Included in net income in 1999 and 1998 are charges of $14.0 million and $9.0 million, respectively, related to settlements with the U.S. Department of Justice and $3.3 million in 1999 related to a settlement with the State of Alaska. Net income for 1998 also includes a reduction in earnings of approximately $9.0 million related to the Monarch of the Seas incident. Accordingly, on a comparable basis, before the previously mentioned settlements and the Monarch of the Seas incident, earnings increased to $401.2 million or $2.15 per share in 1999, from $348.8 million or $1.93 per share in 1998.

     As a result of the temporary decline in capacity and the inclusion of loss-of-hire insurance in other income (expense) during 1999, certain operating margins are not comparative year over year.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

  Revenues

     Revenues decreased 3.4% to $2.5 billion in 1999 compared to $2.6 billion for the same period in 1998. The decline in revenues is due to a 2.9% decrease in capacity and a 0.6% decline in gross revenue per available lower berth ("Yield"). The reduction in capacity is associated with the departure of Song of America from the fleet in March 1999 and a temporary decline in capacity associated with ships out of service as mentioned previously. The reduction in capacity was partially offset by the full-year impact of Vision of the Seas which entered service in the second quarter of 1998 and Voyager of the Seas which entered service in the fourth quarter of 1999. The decrease in Yield is primarily due to a reduction in air revenue per diems associated with fewer guests using our air program, partially offset by improved guest per diems.

     We offer air transportation as a service to our guests through our air program. Generally, revenues received from air tickets sold to guests are approximately the same as our underlying cost. Therefore, when a guest purchases his or her own air transportation, rather than use our air program, both our revenues and operating expenses decrease by approximately the same amount.

  Expenses

     Operating expenses decreased 6.1% to $1.5 billion in 1999 as compared to $1.6 billion in 1998. Included in operating expenses are charges of $17.3 million and $9.0 million in 1999 and 1998, respectively, related to settlements with the U.S. Department of Justice and the State of Alaska, as previously mentioned. The decrease in operating expenses is primarily due to the decline in capacity and lower air costs from fewer guests using our air program. As a percentage of revenues, operating expenses decreased from 60.5% in 1998 to 58.8% in 1999 primarily due to fewer guests using our air program.

     Marketing, selling and administrative expenses increased 3.5% to $371.8 million in 1999 from $359.2 million in 1998. The increase is primarily due to an increased investment in information technology spending and an increase in international advertising to enhance our brand awareness worldwide. As a percentage of revenue, marketing, selling and administrative expenses increased to 14.6% in 1999 from 13.6% in 1998. Approximately half of the margin increase is the result of higher expenses described above and approximately half is due to a decline in revenues from ships out of service.

     Depreciation and amortization remained relatively consistent at $197.9 million in 1999 compared to $194.6 million in 1998.

  Other Income (Expense)

     Gross interest expense (excluding capitalized interest) decreased to $165.2 million in 1999 as compared to $182.8 million in 1998. The decline is primarily due to a decrease in the average debt level from prepayments made during 1998 as well as a decrease in interest rates. Capitalized interest increased $19.6 million from $15.0 million in 1998 to $34.6 million in 1999, due to an increase in expenditures related to ships under construction.

     Included in other income (expense) in 1999 is $26.5 million of loss-of-hire insurance resulting from ships out of service. Other income (expense) in 1998 includes a gain of $31.0 million from the sale of Song of America as well as a $32.0 million charge related to the write-down to fair market value of Viking Serenade. Also included in other income (expense) in 1998 is $3.8 million of net costs related to the Monarch of the Seas incident. (See Year Ended December 31, 1998 Compared to Year Ended December 31, 1997.)

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

  Revenues

     Revenues increased 36.0% to $2.6 billion compared to $1.9 billion in 1997. The increase in revenues was primarily due to a 31.2% increase in capacity and a 3.6% increase in Yield. The acquisition of Celebrity (which occurred in July
1997) accounted for approximately two-thirds of the capacity increase, while additions to the Royal Caribbean International fleet accounted for the balance of the increase. The increase in Yield was due to an increase in occupancy levels to 105.2% as compared to 104.2% in 1997 as well as an increase in cruise ticket per diems, partially offset by a reduction in shipboard revenue per diems. The reduction in shipboard revenue per diems is due to the inclusion of Celebrity's results for the full year 1998 as compared to six months in 1997. Celebrity derives a higher percentage of its shipboard revenue from concessionaires than does Royal Caribbean International, resulting in a dilutive effect on the per diem. Concessionaires pay us a net commission which is recorded as revenue, in contrast to in-house operations, where shipboard revenues and related cost of sales are recorded on a gross basis.

  Expenses

     Operating expenses increased 30.7% in 1998 to $1.6 billion as compared to $1.2 billion in 1997. The increase in operating expenses was primarily due to the increase in capacity. Included in operating expenses is a $9.0 million charge related to the plea agreement with the U.S. Department of Justice. As a percentage of revenues, operating expenses decreased 2.4% in 1998 primarily due to improved ticket pricing as well as the inclusion of Celebrity's results for the full year of 1998 versus six months of 1997. Celebrity's operating expenses as a percentage of revenues were lower than Royal Caribbean International's due to lower shipboard cost of sales as a result of the higher use of concessionaires onboard Celebrity vessels as discussed above.

     Marketing, selling and administrative expenses increased 31.9% in 1998 to $359.2 million from $272.4 million in 1997. The increase was primarily due to the acquisition of Celebrity as well as higher advertising and staffing costs. As a percentage of revenues, marketing, selling and administrative expenses decreased to 13.6% in 1998 as a result of economies of scale.

     Depreciation and amortization increased to $194.6 million in 1998 from $143.8 million in 1997. The increase was primarily due to the acquisition of Celebrity as well as additions to the Royal Caribbean International fleet.

  Other Income (Expense)

     Interest expense, net of capitalized interest, increased to $167.9 million in 1998 as compared to $128.5 million in 1997. The increase is due to the increase in the average debt level as a result of our fleet expansion program as well as the acquisition of Celebrity in July 1997.

     Included in other income (expense) in 1998 is a $31.0 million gain from the sale of Song of America as well as a $32.0 million charge related to the write-down to fair market value of Viking Serenade. Based on our strategic objectives, the unique circumstances of this vessel and indications of the current value of Viking Serenade, we recorded a write-down of the carrying value to its estimated fair market value. We continue to operate and depreciate the vessel which is classified as part of Property and Equipment on the balance sheet.

     On December 15, 1998, Monarch of the Seas experienced significant damage to the ship's hull and equipment, resulting in the ship being out of service until mid-March 1999. The incident resulted in a net reduction in earnings of approximately $9.0 million or $0.05 per share in the fourth quarter of 1998. This reduction is comprised of lost revenue, net of related variable expenses, of $5.2 million, and costs associated with repairs to the ship, guest transportation and lodging, commissions and various other costs, net of estimated insurance recoveries, of $3.8 million. The costs of $3.8 million were included in other income (expense) for the quarter and year ended December 31, 1998.

     Included in other income (expense) in 1997 is a $4.0 million gain from the sale of Sun Viking.

  Extraordinary Item

     Included in 1997 is an extraordinary charge of $7.6 million or $0.05 per share related to the early extinguishment of debt.

LIQUIDITY AND CAPITAL RESOURCES

  Sources and Uses of Cash

     Net cash provided by operating activities was $645.1 million for the first nine months of 2000 compared to $551.5 million for the first nine months of 1999. Net cash provided by operating activities was $583.4 million in 1999 as compared to $526.9 million in 1998 and $434.1 million in 1997. The increase in all periods was primarily due to higher net income.

     In July 2000, we purchased a new issue of convertible preferred stock from First Choice Holidays PLC for approximately $300.0 million. In addition, we entered into a joint venture with First Choice Holidays PLC to launch a European cruise line. As part of the transaction, Viking Serenade was transferred to the new joint venture at a valuation of $95.4 million. The contribution of Viking Serenade represents our 50% investment in the joint venture, as well as $47.7 million in proceeds used towards the purchase price of the convertible preferred stock.

     In 1999, we issued 10,825,000 shares of common stock. The net proceeds were approximately $487.4 million.

     During the first nine months of 2000 and the years ended December 31, 1999 and 1998 we paid quarterly cash dividends on our common stock of $66.3 million, $69.1 million and $55.2 million, respectively, as well as quarterly cash dividends on our preferred stock, totaling $3.1 million, $12.5 million and $12.5 million, respectively.

     We made principal payments totaling $77.8 million during the first nine months of 2000 under various term loans and capital lease agreements. In connection with the delivery of Millennium and Explorer of the Seas and the purchase of convertible preferred shares, we drew $1.1 billion on various credit facilities. We made principal payments totaling approximately $127.9 million and $343.2 million under various term loans and capital leases during 1999 and 1998, respectively.

     Our capital expenditures were $1.2 billion for the first nine months of 2000 compared to $379.9 million during the first nine months of 1999. Capital expenditures for the first nine months of 2000 were primarily associated with the deliveries of Millennium and Explorer of the Seas as well as deposits for ships under construction. Included in capital expenditures in the first nine months of 1999 are deposits of $132.4 million for ships under construction. During the year ended December 31, 1999, our capital expenditures were approximately $1.0 billion as compared to $0.6 billion during 1998 and $1.1 billion during 1997. The largest portion of capital expenditures related to the delivery of Voyager of the Seas in 1999, delivery of Vision of the Seas in 1998, delivery of Rhapsody of the Seas, Enchantment of the Seas and Mercury in 1997, as well as progress payments for ships under construction in all years. Also included in capital expenditures are shoreside capital expenditures primarily related to information technology in support of our growth plans.

     We received proceeds of $94.5 million from the sale of a vessel during 1998.

     Capitalized interest increased to $31.9 million in the first nine months of 2000 from $23.0 million in the first nine months of 1999. Capitalized interest increased to $34.6 million in 1999 from $15.0 million in 1998 and $15.8 million in 1997. The increases during the first nine months of 2000 and the year ended December 31, 1999 were due to an increase in expenditures related to ships under construction.

  Future Commitments

     We currently have 10 ships on order for an additional capacity of 23,850 berths. The aggregate contract price of the 10 ships, which excludes capitalized interest and other ancillary costs, is approximately $4.1 billion of which we have deposited $319.0 million. Additional deposits are due prior to the dates of delivery of $114.3 million in 2000, $144.1 million in 2001, $121.8 million in 2002 and $27.8 million in 2003. We anticipate that overall capital expenditures will be approximately $1.4, $2.1 and $1.5 billion for 2000, 2001 and 2002, respectively.

     We have options to purchase two additional Radiance-class vessels (formerly known as Vantage-class) with delivery dates in the third quarters of 2005 and 2006. The options have an aggregate contract price of $804.6 million. We have the right to cancel the options on or before June 27, 2001.

     We had $3.3 billion of long-term debt as of September 30, 2000, of which $109.9 million is due during the twelve month period ending September 30, 2001.

     As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

  Funding Sources

     As of September 30, 2000, our liquidity was approximately $1.0 billion consisting of $195.6 million in cash and cash equivalents and $865.0 million available under various credit facilities. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under the available credit facilities, the incurrence of additional indebtedness and sales of securities in private or public securities markets. In addition, the agreements related to six of the 10 ships on order require the shipyards to make available export financing for up to 80% of the contract price of the vessels.

  Other

     We enter into interest rate swap agreements to manage interest costs as part of our liability risk management program. The differential in interest rates to be paid or received under these agreements is recognized in income as part of interest expense over the life of the contracts. The objective of the program is to modify our exposure to interest rate movements. We continuously evaluate our debt portfolio, including interest rate swap agreements, and make periodic adjustments to the mix of fixed rate and floating rate debt based on our view of interest rate movements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  General

     We are exposed to market risk attributable to changes in interest rates, currency exchange rates and commodity prices. As a result, we enter into various derivative transactions to manage a portion of these exposures to market risk pursuant to our hedging practices and policies. The impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivatives positions are monitored using techniques including market valuations and sensitivity analysis.

  Interest Rate Risk

     Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. At December 31, 1999, the fair value of our long-term fixed rate debt was estimated at $2,340.0 million using quoted market prices where available, or discounted cash flow analyses. Market risk associated with our long-term debt is the potential increase in fair value resulting from a decrease in interest rates. We use interest rate swaps to modify our exposure to interest rate movements and manage our interest expense. Our interest rate swaps are primarily floating rate instruments that are tied to LIBOR. The fair value of our interest rate swaps was approximately $(13.7) million at December 31, 1999. A 10% decrease in assumed interest rates would increase the fair value of our long-term debt by approximately $87.3 million. This increase would be partially offset by an increase in the fair value of our interest rate swaps of $14.3 million.

                                    BUSINESS

     We are the world's second largest cruise company with 19 cruise ships that have a total of 38,050 berths. Our ships operate worldwide with a selection of itineraries that call on approximately 200 destinations.

     We operate two brands, Royal Caribbean International and Celebrity Cruises. We acquired Celebrity in July 1997. Both brands offer a wide array of shipboard activities, services and amenities, including swimming pools, sun decks, beauty salons, exercise and massage facilities, gaming facilities, lounges, bars, show-time entertainment, retail shopping and cinemas.

  The Royal Caribbean International Brand

     Royal Caribbean International serves the volume cruise vacation market which we categorize as the contemporary and premium segments. The brand operates 13 cruise ships with an aggregate of 27,800 berths, offering various cruise itineraries that range from two to 16 nights and call on destinations throughout the world.

     Royal Caribbean International's strategy is to attract an array of vacationing consumers in the contemporary segment of the volume market by providing a wide variety of itineraries and cruise lengths with multiple options for onboard dining, entertainment, and other onboard activities. Additionally, we offer a variety of shore excursions at each port of call. We believe that the variety and quality of Royal Caribbean International's product offering represents excellent value to consumers, especially to couples and families traveling with children. Because of the brand's extensive product offerings, we believe Royal Caribbean International is well positioned to attract new consumers to the cruise industry and continue to bring past guests back for their next vacation. While the brand is positioned at the upper end of the contemporary segment, we believe that Royal Caribbean International's quality enables it to attract consumers from the premium segment as well, thereby achieving the broadest market coverage of any of the major brands in the cruise industry.

  The Celebrity Cruises Brand

     Celebrity Cruises primarily serves the premium segment of the cruise vacation market. Celebrity Cruises operates six cruise ships with an aggregate of 10,250 berths and offers various cruise itineraries that range from five to 15 nights.

     Celebrity Cruises' strategy is to attract consumers who want an enhanced cruise vacation in terms of modern vessels, gourmet dining and service, extensive and luxurious spa facilities, large staterooms and a high staff-to-guest ratio. Celebrity Cruises is expanding its fleet to provide an increasing variety of itineraries and cruise lengths and therefore has a higher proportion of its fleet deployment in seasonal markets (i.e. Alaska, Bermuda, Europe and South America) than does the Royal Caribbean International brand. These are hallmarks of the premium cruise vacation market, which is Celebrity Cruises' primary target. Celebrity Cruises also attracts consumers from the contemporary and luxury cruise categories.

INDUSTRY

     Since 1970, cruising has been one of the fastest growing sectors of the vacation market, as the number of North American guests has grown to an estimated 6.9 million in 2000 from 0.5 million in 1970, a compound annual growth rate of approximately 9.1%. We have capitalized on the increasing popularity of cruises through an extensive fleet expansion program.

     According to our estimates, the North American market was served by an estimated 111 cruise ships with an aggregate capacity of approximately 99,050 berths at the end of 1995. The number of berths in the industry is estimated to have increased to approximately 148,450 berths on 120 ships by the end of 2000. The net increase in capacity over the last five years is inclusive of approximately 49 ships with an aggregate capacity of approximately 33,800 berths that have either been retired or moved out of the North American market. There are a number of cruise ships on order with a total estimated capacity of 80,300 berths which will be placed in service between 2001 and 2005. Although we cannot predict the rate at which future retirements will occur, we believe ship retirements will continue due to competitive pressures and the age of the vessels.

     The following table details the growth in the North American cruise market of both guests and weighted average berths over the past five years:

                                                                              WEIGHTED
                                                                              AVERAGE
                                                           NORTH          SUPPLY OF BERTHS
                                                         AMERICAN           MARKETED IN
                                                          CRUISE               NORTH
YEAR                                                     GUESTS(1)           AMERICA(2)
----                                                     ---------        ----------------
1996...................................................  4,659,000            105,586
1997...................................................  5,051,000            109,257
1998...................................................  5,428,000            118,747
1999...................................................  5,894,000            130,152
2000...................................................  6,900,000(est.)      144,450

---------------

(1) Source: Cruise Lines International Association based on guests carried for at least three consecutive nights.
(2) Source: Our estimates.

     Cruise lines compete for consumers' disposable leisure time dollars with other vacation alternatives such as land-based resort hotels and sightseeing destinations, and public demand for such activities is influenced by general economic conditions. We believe that cruise guests currently represent only a small share of the vacation market and that a significant portion of cruise guests carried are "first-time cruisers."

     Our ships operate worldwide and call on destinations in Alaska, Australia, the Bahamas, Bermuda, Canada, the Caribbean, Europe, the Far East, Hawaii, Mexico, New England, the Panama Canal, Scandinavia and South America. Competition for cruise guests in all of these geographic areas is vigorous. In most of these areas, we compete with cruise ships owned by other international operators. We compete with a number of cruise lines; however, our principal competitors are Carnival Cruise Line, Holland America Line, Norwegian Cruise Line and Princess Cruises. We compete principally on the basis of quality of service, variety of itineraries and price.

OPERATING STRATEGIES

     Our principal operating strategies are to:

     - build the awareness and market penetration of both brands,

     - continue to expand our fleet with state-of-the-art cruise ships,

     - maintain our competitive position with respect to the quality and innovation of our onboard product,

     - broaden our itineraries worldwide,

     - further expand our international guest sourcing,

     - utilize sophisticated yield management systems (revenue optimization per berth),

     - further improve our technological capabilities and

     - maintain strong relationships with travel agencies, the principal industry distribution system.

  Brand Awareness

     Our strategy is to continue to broaden the recognition of both the Royal Caribbean International brand and the Celebrity Cruises brand in the cruise vacation marketplace. Each brand has a distinct identity and marketing focus but utilizes shared infrastructure resources.

     Royal Caribbean International has positioned itself in the contemporary and premium segments of the cruise vacation market and focuses on providing multiple choices to its guests through a variety of itineraries, accommodations, dining options, ship activities and shore excursions. Hallmarks of the brand include friendly and engaging service, modern ships, family programs, entertainment, health and fitness and activities designed for guests of all ages.

     Celebrity Cruises primarily serves the premium segment of the cruise vacation market. The brand is recognized for its gourmet dining, impeccable service, large staterooms, a high staff-to-guest ratio and luxurious spa facilities. In 1998 and 1999, Berlitz rated Celebrity Cruises the highest rated premium cruise line in the large vessel category (over 1,000 berths).

  Fleet Expansion

     Currently, our combined fleet has an average age of approximately six years, which we believe is the youngest of any major cruise company. Based on the ships currently on order, our year-end berth capacity is expected to increase to approximately 60,400 berths by December 31, 2004.

     Our increased average ship size and number of available berths have enabled us to achieve some economies of scale. Larger ships allow us to transport more guests than smaller ships without a corresponding increase in some operating expenses. This increase in fleet size also provides a larger revenue base to absorb our marketing, selling and administrative expenses.

     Royal Caribbean International. Founded in 1968, Royal Caribbean International was the first cruise line to design ships specially for warm water year round cruising. Royal Caribbean International operated a modern fleet in the 1970s and early 1980s, establishing a reputation for high quality. Between 1988 and 1992, the brand tripled its capacity by embarking on its first major capital expansion program.

     Royal Caribbean International committed to its second capital expansion program with orders for six Vision-class vessels, ranging in size from 1,800 to 2,000 berths, for delivery from 1995 through 1998. During this same period, Royal Caribbean International sold four of its original vessels because these ships were older in age and design and no longer consistent with its image and marketing strategy. Each Vision-class ship features a seven-deck atrium with glass elevators, skylights and glass walls, a pool and entertainment complex covered by a moveable glass roof, hundreds of cabins with verandahs, a two-deck main dining room, a state-of-the-art show theater, a glass-encased indoor/outdoor cafe and a shopping mall.

     Royal Caribbean International is currently engaged in its third capital expansion program. It placed Voyager of the Seas and Explorer of the Seas, the first two Voyager-class vessels, in service in November 1999 and October 2000, respectively. Royal Caribbean International has three additional Voyager-class vessels on order. We believe the Voyager-class vessels are the largest and most innovative passenger cruise ships ever built. Each ship is approximately 140,000 gross tons with 3,100 berths. This new class of vessels is designed to provide more diverse vacation options for families and for those seeking active sports and entertainment alternatives during their vacation experience. Each Voyager-class ship has a variety of unique features: the cruise industry's first horizontal atrium (which is four decks tall, longer than a football field and provides entertainment, shopping and dining experiences), recreational activities such as rock climbing, ice skating, miniature golf and full court basketball, enhanced staterooms, expanded dining options and a variety of intimate spaces.

     Royal Caribbean International also has four Radiance-class vessels on order and options to purchase two additional Radiance-class vessels. The Radiance-class vessels (approximately 85,000 gross tons each) are a progression from the brand's Vision-class series and will have approximately 2,100 berths each. The Radiance-class ships will incorporate many of the dining and entertainment options of the Voyager-class, as well as offer a wide array of unique features. These include panoramic, glass elevators facing outward to the sea, floor-to-ceiling glass windows offering spectacular sea views, and a billiard club.

     Celebrity Cruises. Celebrity Cruises was founded in 1990 and operated three ships between 1992 and 1995. Between 1995 and 1997, Celebrity Cruises undertook its first capital expansion program, adding three Century-class vessels which range in size from 1,750 to 1,850 berths and disposing of one of its original three vessels. It is currently engaged in its second capital expansion program. Celebrity Cruises took delivery of Millennium, the first of the Millennium-class vessels, in July 2000. Celebrity Cruises has on order three additional Millennium-class vessels which will have 2,000 berths each.

     The Millennium-class ships are a progression from the Century-class vessels, which have been widely accepted in the premium segment of the marketplace. This new class of vessels builds on the brand's primary strengths, including gourmet dining, spacious staterooms and suites complete with verandahs, luxurious spa facilities and impeccable service. On the Millennium-class ships, an entire resort deck is dedicated to health, fitness and the rejuvenating powers of water. Celebrity Cruises' spas are among the most luxurious spas afloat and offer a variety of features, including a large hydropool with neck massage and body jets. Guests can relax in Millennium's Notes music library, smoke cigars at Michael's Club or stop by The Platinum Club for champagne and caviar.

  Product Innovation

     We recognize the need for new and innovative onboard products and experiences for our guests, which we develop based on guest feedback, crew suggestions and competitive product reviews. Accordingly, we continue to invest in design innovations on new ships and additional product offerings on our existing fleet. Expanded dining options, recreational activities such as rock climbing and ice skating and the latest technology such as our Internet Cafe and interactive television are among the services currently offered.

     In March 2000, we announced the creation of a new tour company to offer premium land tour programs in Alaska for guests traveling on ships operating under the Royal Caribbean International and Celebrity Cruises brands. The aim is to significantly enhance our vacation products in Alaska. In addition to providing guests with an expanded portfolio of Alaska offerings, we expect to improve yields in Alaska for both cruise brands. The decision to form the company was based on an extensive analysis of the Alaska vacation market, and was reinforced by strong encouragement from travel partners and guests regarding our need to provide land-based tour opportunities. Programs will begin with the 2001 Alaska season.

  Worldwide Itineraries

     Our ships operate worldwide with a selection of itineraries that call on approximately 200 destinations. New ships allow us to expand into new destinations, itineraries and markets. Royal Caribbean International offers the Royal Journeys(SM) program which provides global cruise itineraries spanning four continents. For the third year in a row, we are deploying Celebrity Cruises' vessels in the European market. Celebrity Cruises has also introduced Celebrity Voyages(SM), which offers 10 to 15-night itineraries throughout the Caribbean and South America. We continue to dedicate additional capacity to shorter itineraries with the implementation of four and five-night (5/5/4) cruises out of Ft. Lauderdale and San Juan and by establishing a Royal Caribbean International vessel year-round in Port Canaveral to provide three and four-night Bahamas cruises. In addition, both Royal Caribbean International and Celebrity Cruises are expanding their home ports with Galaxy in Stockholm in the summer, Zenith in Tampa in the winter and Rhapsody of the Seas alternating between Galveston, Tampa and New Orleans.

  International Guests

     In connection with our global expansion, international guests have provided an increasing share of our growth. International guests have grown from approximately 7% of total guests in 1991 to approximately 15% of total guests in 2000. One of our strategies is to use fleet deployment and expanded itineraries to increase our guest sourcing outside North America. In 2001, we will dedicate Splendour of the Seas as a product designed to attract European and Latin American guests. Over the past few years, we have increased our investment in information technology spending and increased our international advertising to enhance brand awareness worldwide. We carry out our international sales effort through our sales offices located in London, Frankfurt, Oslo, Genoa and Paris, and a network of 39 independent international representatives located throughout the world. We are also able to accept bookings in various currencies.

     In connection with our international strategy, in July 2000 we entered into a multi-faceted strategic alliance with First Choice Holidays PLC, one of the United Kingdom's largest integrated tour operators. We also entered into a joint venture with First Choice Holidays PLC to launch a European cruise line.

     First Choice Holidays PLC now provides both brands with a significantly larger distribution base in the United Kingdom and access to First Choice Holidays PLC's significant retail outlets, operated under several well-known brand names, as well as use of its new distribution technology, including its unique interactive digital sales technology and online e-retail outlets. We have provided First Choice Holidays PLC with special training and promotional material geared at increasing the distribution of both brands. As a result, we expect to see a positive impact to our European guest sourcing.

     This marketing alliance was solidified by our investment of approximately $300 million in convertible preferred stock issued by First Choice Holidays PLC. If fully converted, our holding would represent less than a 20% interest in First Choice Holidays PLC.

     Independently, we entered into a joint venture with First Choice Holidays PLC to launch a new cruise brand targeting the mass-market European vacationer. Viking Serenade, a 1,500-passenger ship currently operating under the Royal Caribbean International brand, will be the first ship operated by the new cruise line, which has yet to be named. As part of the transaction, Viking Serenade will be renamed and offer itineraries out of the Mediterranean in summer and out of the Caribbean in winter. Operations are expected to begin in the spring of 2002.

  Revenue Management

     We have developed what we believe to be the most sophisticated revenue management system in the industry. At the core of the system is a database of over 30 million records of both booking and "spill" (when a potential customer chooses not to book a cruise due to price or availability) detail. The system applies complex algorithms and heuristics to the data to provide us with significant knowledge of the market such as expected demand, price elasticity and expected retention of bookings. Based on this information, we take price, inventory and marketing actions to maximize revenue. We are continuously working to further refine the system through increased market segmentation, integration of other revenues into the model, and further automation of the decision process.

  Technological Development

     We continue to invest heavily in information technology to support our corporate infrastructure and guest and travel trade relations. We now have fully automated our pierside embarkation process. We have developed a corporate shoreside intranet as well as electronic ship-to-shore communication tools to improve our internal productivity. Both Royal Caribbean International and Celebrity Cruises have extensive websites that are world class marketing portals with consumer booking engines, providing access to millions of Internet users throughout the world. We also have begun installing interactive televisions in guests' staterooms, enabling them to shop for shore excursions, select a dinner wine and monitor their onboard accounts. Other innovations include Royal Caribbean Online, which allows guests access to the Internet. For the trade, we have cruisingpower.com, a website dedicated to Internet communications with the travel community, and browser-based booking systems with three of the four principal global distribution systems. We have also launched Cruise Manager, an independent browser-based booking tool for the trade.

  Travel Agency Support

     Almost all of the bookings for our ships are made by independent travel agencies and we are committed to supporting the travel agency community. We maintain a large sales support organization including a district sales team of approximately 135 members that supports both brands in North America. We were the first cruise company to develop an automated booking system for the trade, CruiseMatch 2000(SM). This automated reservations system allows travel agents direct access to our computer reservation system to improve ease of bookings. More than 30,000 independent travel agencies worldwide can book cruises for both brands using CruiseMatch 2000(SM). Our Customer Service Center uses state-of-the-art technology to help travel agents resolve booking and billing issues before guests sail. We operate two reservation call centers, one in Miami, Florida and the other in Wichita, Kansas, thereby offering flexibility and extended hours of operations.

SALES, MARKETING AND GUEST SERVICES

     In addition to our large sales support organization, we believe that maintaining personal contact with travel agency owners, managers and front-line retail agents is crucial to retaining travel agency loyalty. We augment this type of contact with an extensive program of seminars, CD-ROM training tools and Internet updates designed to familiarize travel agents with the cruise industry and the marketing of cruises.

     Royal Caribbean International has a comprehensive marketing program with an emphasis on building consumer preference using the tag line, Like no vacation on earth(SM). Through its advertising, Royal Caribbean International positions itself as a provider of high quality, excellent value, all-inclusive cruise vacations. Royal Caribbean International's marketing strategy focuses on educating and enticing non-cruisers to the brand, while continuing to invite past guests to sail again. Royal Caribbean International's current television campaign, using the popular "Lust for Life" music, appeals to a broad demographic of consumers who have an interest in a vacation that allows them to experience its innovative ships, while seeing the world and choosing from exciting onboard and destination activities.

     Celebrity Cruises pursues a comprehensive integrated strategic marketing program addressing both potential cruise guests as well as the travel trade. Celebrity Cruises is launching a new communications campaign in the first quarter of 2001 to further enhance its position as a premium cruise line for individuals who seek tailored vacation experiences of exceptional quality. The campaign also aims to increase the level and depth of consumer and trade awareness of Celebrity Cruises' expanding fleet and itineraries. Celebrity Cruises is well positioned among the top brands in the premium cruise vacation segment based on its well-regarded "signature" elements including: gourmet dining opportunities, personalized and unobtrusive guest service, museum quality artwork, well-appointed staterooms, high staff-to-guest ratio, use of innovative technology, the large well-equipped AquaSpas(SM), and one of the youngest fleets in the industry.

     We offer to handle travel aspects related to guest reservations and transportation. Arranging guest air transportation is one of our important areas of operation. We have developed a new technology, "EZ-Book," which enables an automated process of booking air travel at the lowest costs and preferred routing. We maintain a comprehensive relationship with many of the major airlines ranging from fare negotiation and space handling to baggage transfer.

OPERATIONS

  Cruise Ships and Itineraries

     We operate 19 ships, under two brands, worldwide with a selection of itineraries ranging from two to 16 nights that call on approximately 200 destinations. The following table represents summary information concerning our ships and their areas of operation based on 2001 itineraries (subject to change):

                                      YEAR VESSEL
                                    ENTERED SERVICE   BERTHS(1)         PRIMARY AREAS OF OPERATION
                                    ---------------   ---------   --------------------------------------
ROYAL CARIBBEAN INTERNATIONAL:
     Adventure of the Seas(2).....          2001        3,100     Southern Caribbean
     Radiance of the Seas(2)......          2001        2,100     Pacific Northwest, Alaska, Southern
                                                                  Caribbean
     Explorer of the Seas.........          2000        3,100     Eastern Caribbean
     Voyager of the Seas..........          1999        3,100     Western Caribbean
     Vision of the Seas...........          1998        2,000     Panama Canal, Hawaii, Alaska, Mexican
                                                                  Riviera, Caribbean
     Enchantment of the Seas......          1997        1,950     Eastern & Western Caribbean
     Rhapsody of the Seas.........          1997        2,000     Alaska, Western Caribbean, Mexican
                                                                  Riviera
     Grandeur of the Seas.........          1996        1,950     Southern Caribbean, Europe
     Splendour of the Seas........          1996        1,800     Europe, South America
     Legend of the Seas...........          1995        1,800     Europe, Far East, Australia
     Majesty of the Seas..........          1992        2,350     Bahamas
     Monarch of the Seas..........          1991        2,350     Southern Caribbean, Western Caribbean

     Viking Serenade(3)(4)........     1982/1991        1,500     Mexican Baja
     Nordic Empress...............          1990        1,600     Southern Caribbean, Bermuda
     Sovereign of the Seas........          1988        2,250     Bahamas

CELEBRITY CRUISES:
     Summit(2)....................          2001        2,000     Caribbean
     Infinity(2)..................          2001        2,000     Alaska, Southern Caribbean
     Millennium...................          2000        2,000     Europe, Eastern & Western Caribbean
     Mercury......................          1997        1,850     Alaska, South America
     Galaxy.......................          1996        1,850     Southern Caribbean, Europe
     Century......................          1995        1,750     Eastern & Western Caribbean
     Zenith.......................          1992        1,350     Bermuda, Western Caribbean
     Horizon......................          1990        1,350     Caribbean, Bermuda

---------------

(1) Based on double occupancy per cabin.
(2) Vessel is scheduled for delivery in 2001, but is not yet in service.
(3) Indicates year placed in service and year redeployed after conversion to expand capacity.
(4) As part of the First Choice Holidays PLC transaction, Viking Serenade was transferred to the new joint venture. Royal Caribbean International will continue to operate Viking Serenade under a charter agreement until spring 2002.

     Currently, the combined fleets of Royal Caribbean International and Celebrity Cruises have an average age of approximately six years, which we believe is the youngest of any major cruise company.

  New Vessels

     We have 10 ships on order as follows:

                                                                  EXPECTED
VESSEL                                                         DELIVERY DATES    BERTHS(1)
------                                                        ----------------   ---------
ROYAL CARIBBEAN INTERNATIONAL:
  Voyager-class
     Adventure of the Seas(2)...............................  4th Quarter 2001     3,100
     Unnamed................................................  4th Quarter 2002     3,100
     Unnamed................................................  4th Quarter 2003     3,100
  Radiance-class(3)
     Radiance of the Seas(2)................................  1st Quarter 2001     2,100
     Brilliance of the Seas.................................  2nd Quarter 2002     2,100
     Unnamed................................................  2nd Quarter 2003     2,100
     Unnamed................................................  1st Quarter 2004     2,100
CELEBRITY CRUISES:
  Millennium-class
     Infinity(2)............................................  1st Quarter 2001     2,000
     Summit(2)..............................................  3rd Quarter 2001     2,000
     Unnamed................................................  2nd Quarter 2002     2,000

---------------

(1) Based on double occupancy per cabin.
(2) Included in table on prior page -- Cruise Ships and Itineraries.
(3) We currently have two options on Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006.

     The Voyager-class vessels are being built in Turku, Finland by Kvaerner-Masa Yards, the Radiance-class vessels are being built in Papenburg, Germany by Meyer Werft, and the Millennium-class vessels are being built by Chantiers de l'Atlantique in St. Nazaire, France. These three yards have built the majority of the vessels in both the Royal Caribbean International and Celebrity Cruises fleets.

  Shipboard Activities and Shipboard Revenues

     Both brands offer modern fleets with a wide array of shipboard activities, services and amenities including swimming pools, sun decks, spa facilities which include massage and exercise facilities, beauty salons, gaming facilities (which operate while the ships are at sea), lounges, bars, Las Vegas-style entertainment, retail shopping, libraries, cinemas, conference centers and shore excursions at each port of call. While many shipboard activities are included in the base price of a cruise, additional revenues are realized from gaming, the sale of alcoholic and other beverages, the sale of gift shop items and shore excursions, photography and spa services. In addition, both Royal Caribbean International and Celebrity Cruises offer a catalogue gift service to provide travel agents and others with the opportunity to purchase "bon voyage" gifts.

  Private Destinations

     Royal Caribbean International operates two private destinations: CocoCay, an island we own which is known as Little Stirrup Cay and is located in the Bahamas; and Labadee, a secluded peninsula which we lease and is located on the north coast of Haiti. The facilities at CocoCay and Labadee include a variety of watersports activities, refreshment bars, artisan markets and picnic facilities.

  Seasonality

     Our revenues are seasonal, due to variations in rates and occupancy percentages. See Note 13 to the 1999 Annual Consolidated Financial Statements.

  Guests and Capacity

     The following table sets forth the aggregate number of guests carried and the number of guests carried expressed as a percentage of the total capacity of our ships:

                                                             YEAR ENDED DECEMBER 31,
                                                        ---------------------------------
                                                          2000        1999        1998
                                                        ---------   ---------   ---------
Number of Guests Carried..............................  2,049,902   1,704,034   1,841,152
Occupancy Percentage..................................      104.4%      104.7%      105.2%

     In accordance with cruise industry practice, total capacity is determined based on double occupancy per cabin even though some cabins accommodate three or four guests; accordingly, a percentage in excess of 100% indicates that more than two guests occupied some cabins.

  Cruise Pricing

     Our cruise prices include a wide variety of activities and amenities, including meals and entertainment. Prices vary depending on the destination, cruise length, cabin category selected and the time of year the voyage takes place. Additionally, we offer air transportation as a service for our guests that elect to utilize our air program. Our air transportation prices vary by gateway and destination and are available from cities in the United States, Canada and Europe. Furthermore, we sell insurance which provides guests with insurance coverage for trip cancellation, medical protection and baggage protection.

INSURANCE

     We maintain an aggregate of approximately $7.9 billion of insurance on the hull and machinery of our ships, which includes additional coverage for disbursements, earnings and increased value, which are maintained in amounts related to the value of each vessel. The coverage for each of the hull policies is maintained with syndicates of insurance underwriters from the British, Scandinavian, United States and other international insurance markets.

     Liability coverage for shipowners, commonly referred to as protection and indemnity insurance, is available through a worldwide network of mutual insurance associations. Each of these associations participates in and is subject to rules issued by the International Group of Protection and Indemnity Associations. We maintain protection and indemnity insurance on each of our ships through either Assuranceforeningen GARD or the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited.

     We maintain war risk insurance on each vessel through a Norwegian war risk insurance organization in an amount equal to the total insured hull value. This coverage includes physical damage to the vessel and protection and indemnity risks for which coverage would be excluded by reason of war exclusion clauses in the hull policies or rules of the indemnity insurance organizations.

     We also maintain a form of business interruption insurance with our insurance underwriters in the event that a vessel is unable to operate during scheduled cruise periods due to loss or damage to the vessel arising from certain covered events which last more than a specified period of time. Insurance coverage is also maintained for certain events which would result in a delayed delivery of our contracted new vessels, which we normally place starting approximately two years prior to the scheduled delivery dates.

     Insurance coverage for shoreside property, shipboard consumables and inventory and general liability risks are maintained with insurance underwriters in the United States and the United Kingdom. We have decided not to carry business interruption insurance for our shoreside operations based on our evaluation of the risks involved and our protective measures already in place, as compared to the premium expense.

     All insurance coverage is subject to certain limitations, exclusions and deductible levels. In addition, in certain circumstances, we co-insure a portion of these risks. Premiums charged by insurance carriers, including carriers in the maritime insurance industry, increase or decrease from time to time and tend to be cyclical in nature. We historically have been able to obtain insurance coverage in amounts and at premiums we have deemed to be commercially acceptable. We believe that, based on our historical experience, we will continue to be able to do so.

EMPLOYEES

     As of December 31, 2000, we employed approximately 2,700 full-time and 500 part-time employees in our shoreside operations worldwide. We also employed approximately 23,000 crew and staff for our vessels. As of December 31, 2000, approximately 70% of our shipboard employees were covered by collective bargaining agreements. We believe that our relationship with our employees is good.

REGULATION

     All of our ships are registered in Norway or Liberia except for Mercury which is registered in Panama. Each ship is subject to regulations issued by its country of registry, including regulations issued pursuant to international treaties governing the safety of the ship and its guests. Each country of registry conducts periodic inspections to verify compliance with these regulations. In addition, ships operating out of United States ports are subject to inspection by the United States Coast Guard for compliance with international treaties and by the United States Public Health Service for sanitary conditions.

     Our ships are required to comply with international safety standards defined in the Safety of Life at Sea Convention. The Safety of Life at Sea Convention standards are revised from time to time, and the most recent modifications are being phased in through 2010. We do not anticipate that we will be required to make any material expenditures in order to comply with these rules.

     In 1993, the Safety of Life at Sea Convention was amended to adopt the International Safety Management Code. The International Safety Management Code provides an international standard for the safe management and operation of ships and for pollution prevention. The International Safety Management Code became mandatory for passenger vessel operators such as ourselves on July 1, 1998.

     We are also subject to various United States and international laws and regulations relating to environmental protection. Under such laws and regulations, we are prohibited from, among other things, discharging certain materials, such as petrochemicals and plastics, into the waterways.

     We are required to obtain certificates from the United States Federal Maritime Commission relating to our ability to meet liability in cases of nonperformance of obligations to guests as well as casualty and personal injury. Under the Federal Maritime Commission's current regulations, we are required to provide a $15 million bond for each of Royal Caribbean International and Celebrity Cruises as a condition to obtaining the required certificates. The Federal Maritime Commission has proposed a revision to its regulations that would require us to significantly increase the amount of this bond based on the level of our customer deposits. We have indicated to the Federal Maritime Commission that we support an increase in the bond amount and do not expect any revisions to the Federal Maritime Commission regulations to have a material effect on us.

     We are required to obtain certificates from the United States Coast Guard relating to our ability to meet liability in cases of water pollution. Under the United States Coast Guard's current regulations, Royal Caribbean International and Celebrity Cruises are required to provide guarantees of approximately $123.5 million and $81.2 million, respectively, as a condition to obtaining the required certificates.

     We believe that we are in material compliance with all the regulations applicable to our ships and that we have all licenses necessary to the conduct of our business. From time to time various other regulatory and legislative changes have been or may in the future be proposed that could have an effect on the cruise industry in general.

TAXATION OF THE COMPANY

     The following discussion of the application of the federal income tax laws to us and to our subsidiaries is based on the current provisions of the Code, proposed, temporary and final Treasury Department regulations, administrative rulings and court decisions. All of the foregoing are subject to change, and any change thereto could affect the accuracy of this discussion.

  Application of Section 883 of the Code

     We and our subsidiary, Celebrity, the operator of Celebrity Cruises, are foreign corporations engaged in a trade or business in the United States, and our vessel-owning subsidiaries are foreign corporations that, in many cases, depending upon the itineraries of their vessels, receive income from sources within the United States. Under Section 883 of the Code, certain foreign corporations are not subject to United States income or branch profits tax on United States source income derived from or incidental to the international operation of a ship or ships, including income from the leasing of such ships.

     A foreign corporation will qualify for the benefits of Section 883 of the Code if in relevant part (1) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the United States and (2) more than 50% of the value of its capital stock is owned, directly or indirectly, by individuals who are residents of a foreign country that grants such an equivalent exemption to corporations organized in the United States ("qualifying shareholders") or the stock of the corporation (or the direct or indirect corporate parent thereof) is "primarily and regularly traded on an established securities market" in the United States or another qualifying country, such as Norway.

     In the opinion of our United States tax counsel, and based on the representations and assumptions set forth therein, we, Celebrity and our vessel-owning subsidiaries qualify for the benefits of Section 883 because we and each of those subsidiaries are incorporated in a qualifying jurisdiction and our common stock is primarily and regularly traded on an established securities market in the United States or Norway. In addition, we believe that substantially all of our income is derived from or incidental to the international operation of a ship or ships. Any United States source income not so derived will be subject to United States taxation, but we believe that such income is not a material portion of our total income.

     Although no final regulations have been promulgated that explain when stock will be considered "primarily and regularly traded on an established securities market" for purposes of Section 883, regulations on this subject have been proposed by the IRS. The proposed regulations have no current legal effect and may be modified before they are finalized. They provide, in relevant part, that a corporation's stock will satisfy this requirement only if more than 50% is owned by persons who each own less than 5% of the value of the corporation's stock.

     Our United States tax counsel expects us to meet the ownership requirements of Section 883 in 2001 and beyond because (a) more than 50% of our common stock is owned by persons who each own less than 5% of the value of such stock, directly or by attribution, and (b) in any event, the regulations as ultimately finalized should permit identifiable direct 5% shareholders and indirect shareholders who hold their interests through 5% shareholders to count favorably toward the 50% test if they reside in qualifying jurisdictions, thereby increasing the margin by which we meet such test. Additionally, in May 2000 our Articles of Incorporation were amended to prohibit any person, other than our two existing largest shareholders, from holding shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our shares although under Liberian law this amendment may not be enforceable with respect to shares of common stock that voted against the provision or abstained from the vote.

     There can be no assurance that the opinions of our United States tax counsel set forth above will be accepted by the IRS or the courts. Furthermore,
Section 883 has been the subject of legislative modifications in past years that have had the effect of limiting its availability to certain taxpayers and there can be no assurance that future legislation or certain changes in our stock ownership will not preclude us from obtaining the benefits of Section 883.

  Taxation in the Absence of an Exemption under Section 883 of the Code

     In the event that we, Celebrity, or our vessel-owning subsidiaries were to fail to meet the requirements of Section 883 of the Code, or if such provision were repealed, then as explained below, such companies would be subject to United States income taxation on only a portion of their income.

     Since we and Celebrity conduct a trade or business in the United States, we and Celebrity would be taxable at regular corporate rates on our company taxable income (i.e., without regard to the income of the vessel-owning subsidiaries), from United States sources, which includes 100% of income, if any, from transportation which begins and ends in the United States (not including possessions of the United States), 50% of income from transportation which either begins or ends in the United States, and no income from transportation which neither begins nor ends in the United States. The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a United States port, but that calls on more than one foreign port, will derive United States source income only from the first and last legs of such cruise. Because there are no regulations or other IRS interpretations of these rules, the applicability of the transportation income source rules in the aforesaid favorable manner is not free from doubt. In addition, if any of our earnings and profits effectively connected with our United States trade or business are withdrawn or are deemed to have been withdrawn from our United States trade or business (by dividend distribution, for example, or otherwise), such withdrawn amount would be subject to a "branch profits" tax at the rate of 30%. The amount of such earnings and profits would be equal to the aforesaid United States source income, with certain generally minor adjustments, less income taxes. Finally, we and Celebrity would also be potentially subject to tax on portions of certain interest paid by us at rates of up to 30%.

     If Section 883 of the Code were not available to a vessel-owning subsidiary, such subsidiary would be subject to a special 4% tax on its United States source gross transportation income, if any, each year because its income is derived from the leasing of a vessel and because it does not have a fixed place of business in the United States. Such United States source gross transportation income may be determined under any reasonable method, including ratios based upon (i) days traveling directly to or from United States ports to total days traveling; or (ii) the lessee's United States source gross income from the vessel (as determined under the source rules discussed in the preceding paragraph, and subject to the assumptions and qualifications set forth therein) to the lessee's total gross income from the vessel.

     While we believe that the methods we would use to calculate our United States source income are reasonable, the calculations would be based on an interpretation of applicable law that in many respects is not clear due to the absence of controlling regulations. Our position as to certain matters of law and our determination of the amount of income subject to United States taxation could be challenged by the IRS and, if so challenged, might not be upheld by a United States court. Furthermore, there can be no assurance that the applicable law will not change or that regulations or rulings will not take a different position. In addition, although we do not currently intend to change our operations or the operations of our subsidiaries, such a change, or changes in the amount, source or character of our or any subsidiary's income and expense, could affect the amount of income that would be subject to United States tax in the event Section 883 of the Code were not available to us or our subsidiaries.

LITIGATION

     In April 1999 a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. We are not able at this time to estimate the impact of these proceedings on our business; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on our results of operations.

     We are routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. We believe the outcome of such other claims which are not covered by insurance would not have a material adverse effect upon our financial condition or results of operations.

                              DESCRIPTION OF LYONS

     We will issue the LYONs under the Tenth Supplemental Indenture between the Company and The Bank of New York as trustee. The following description of the particular terms of the LYONs offered hereby (referred to in the accompanying prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus, to which description reference is hereby made. Certain defined terms in the Indenture, as supplemented by the Tenth Supplemental Indenture, are capitalized herein. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the Indenture, as supplemented by the Tenth Supplemental Indenture. As used in this Section, the "Company" means Royal Caribbean Cruises Ltd. and not its subsidiaries and all references to the "Indenture" means the Indenture as supplemented by the Tenth Supplemental Indenture.

GENERAL

     The LYONs will be limited to $1,310,174,000 aggregate principal amount at maturity ($1,506,700,000 aggregate principal amount at maturity if Merrill Lynch exercises the over-allotment option in full). The LYONs will mature on February 2, 2021. The LYONs will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

     The LYONs are being offered at a substantial discount from their principal amount at maturity. See "Certain Liberian and United States Federal Income Tax Consequences Related to LYONs -- United States -- U.S. Holders -- Original Issue Discount." We will not make periodic payments of interest on the LYONs. Each LYON will be issued at an issue price of $381.63 per LYON. However, original issue discount will accrue on the LYONs while they remain outstanding. Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. Original issue discount will accrue at a rate of 4.875% per annum from the date of issuance. Original issue discount will be calculated on a semi-annual bond equivalent basis, using a 360-day year composed of twelve 30-day months. The expected issue date of the LYONs and the commencement of accrual of original issue discount will be February 2, 2001.

     Original issue discount will cease to accrue on a LYON upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled.

     Holders may present for conversion LYONs that have become convertible at the office of the conversion agent and may present LYONs for registration of transfer at the office of the trustee.

     The LYONs are not subject to defeasance or covenant defeasance.

     The LYONs offering and the Senior Notes offering are not contingent on each other.

RANKING OF LYONS

     The LYONs will be unsecured and unsubordinated indebtedness of the Company and will rank on a parity with the Company's other unsecured and unsubordinated indebtedness, including the Senior Notes also being offered hereby. The LYONs will not be guaranteed by any of our subsidiaries, and, accordingly, the LYONs will be effectively subordinated to the claims of our subsidiaries' creditors, including trade creditors. The LYONs do not limit the ability of our subsidiaries to incur indebtedness. As of December 31, 2000, our subsidiaries had indebtedness of $395.5 million (including guarantees of indebtedness of the Company).

     The LYONs will not be secured by any of our assets. The LYONs do not restrict the Company and its subsidiaries from incurring additional secured debt. As of December 31, 2000, the Company and its subsidiaries had outstanding secured debt of $261.1 million (which does not include capital leases). Holders of secured debt would have claims on the assets securing such indebtedness prior to the holders of the LYONs.

CONVERSION RIGHTS

     The conversion rate is 11.7152 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash equal to the then current market price of our shares of common stock.

     Holders may surrender LYONs for conversion into shares of common stock in any calendar quarter, if, as of the last day of the preceding calendar quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the quarter is more than 120% of the accreted conversion price per share of common stock on the last trading day of the quarter. The accreted conversion price per share as of any day will equal the sum of the issue price of a LYON plus the accrued original issue discount for such LYON, with that sum divided by the number of shares of common stock issuable upon a conversion of a LYON on that day.

     The conversion agent will on our behalf determine at the end of each quarter if the LYONs are convertible and notify us and the trustee.

     A holder may surrender for conversion a LYON called for redemption at any time prior to the close of business on the second business day prior to the redemption date, even if it is not otherwise convertible at such time. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice as described below requiring us to purchase the LYON may be surrendered for conversion only if such notice is withdrawn in accordance with the Indenture.

     On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount. Delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment for such holder's fractional shares, will be deemed:

     - to satisfy our obligation to pay the principal amount at maturity of the LYON; and

     - to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

     As a result, accrued original issue discount is deemed to be paid in full rather than cancelled, extinguished or forfeited.

     The conversion rate will not be adjusted for accrued original issue discount. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of common stock upon surrendering LYONs for conversion, see "Certain Liberian and United States Federal Income Tax Consequences Related to
LYONs -- United States -- U.S. Holders -- Disposition or Conversion."

     The conversion rate will be adjusted for:

     - dividends or distributions on our shares of common stock payable in shares of common stock or other capital stock of the Company;

     - subdivisions, combinations or certain reclassifications of our shares of common stock;

     - distributions to all holders of shares of common stock of certain rights to purchase shares of common stock for a period expiring within 60 days at less than the market price at the time; and

     - distributions to all holders of our shares of common stock of our assets or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the closing price of the shares of common stock on the day preceding the date of declaration of such dividend or other distribution).

     In the event the Company elects to make a distribution described in the third or fourth bullet of the preceding paragraph which, in the case of the fourth bullet, has a per share value equal to more than 15% of the closing price of our shares of common stock on the day preceding the declaration date for such distribution, the Company will be required to give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the LYONs may be surrendered for conversion at any time until the close of business on the second business day prior to the ex-dividend date or until the Company announces that such distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a LYON to convert will be made if holders of LYONs will participate in the transaction without conversion or in certain other cases.

     The Indenture permits us to increase the conversion rate from time to time.

     If we are party to a consolidation, merger or binding share exchange pursuant to which the shares of common stock would be converted into cash, securities or other property, the LYONs may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time, the right to convert a LYON into shares of common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property of the Company or another person which the holder would have received if the holder had converted the holder's LYON immediately prior to the transaction. If such transaction also constitutes a Change in Control, the holder will be able to require the Company to purchase all or a portion of such holder's LYONs as described under "-- Change in Control Requires Purchase of LYONs by the Company at the Option of the Holder."

     Holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to Federal income tax as a dividend upon:

     - a taxable distribution to holders of shares of common stock which results in an adjustment of the conversion rate; or

     - an increase in the conversion rate at our discretion.

     See "Certain Liberian and United States Federal Income Tax Consequences Related to LYONs -- United States -- U.S. Holders -- Constructive Dividend."

REDEMPTION OF LYONS AT THE OPTION OF THE COMPANY

     No sinking fund is provided for the LYONs. Prior to February 2, 2005, we cannot redeem the LYONs at our option except in the event of a change of tax law as described in "Description of Debt Securities -- Tax Related
Circumstances -- Redemption or Assumption of Debt Securities Under Certain Circumstances" in the accompanying prospectus in which case the redemption price would be based on accreted value. Beginning on February 2, 2005, we may redeem the LYONs for cash as a whole at any time, or from time to time in part. We will give not less than 15 days nor more than 60 days notice of redemption by mail to holders of LYONs. LYONs or portions of LYONs called for redemption will be convertible by the holder, until the close of business on the second business day prior to the redemption date.

     The table below shows redemption prices of a LYON on February 2, 2005, at each February 2 thereafter prior to maturity and the price at maturity on February 2, 2021. These prices reflect the issue price plus accrued original issue discount to the redemption date or to maturity. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional discount accreted since the next preceding date in the table.

                                                              LYON     ACCRUED ORIGINAL
                                                              ISSUE         ISSUE         REDEMPTION
REDEMPTION DATE                                               PRICE        DISCOUNT         PRICE
---------------                                              -------   ----------------   ----------
February 2:
2005.......................................................  $381.63       $ 81.09        $  462.72
2006.......................................................   381.63        103.92           485.55
2007.......................................................   381.63        127.88           509.51
2008.......................................................   381.63        153.02           534.65
2009.......................................................   381.63        179.40           561.03
2010.......................................................   381.63        207.08           588.71
2011.......................................................   381.63        236.13           617.76
2012.......................................................   381.63        266.61           648.24
2013.......................................................   381.63        298.60           680.23
2014.......................................................   381.63        332.17           713.80
2015.......................................................   381.63        367.39           749.02
2016.......................................................   381.63        404.35           785.98
2017.......................................................   381.63        443.13           824.76
2018.......................................................   381.63        483.83           865.46
2019.......................................................   381.63        526.53           908.16
2020.......................................................   381.63        571.35           952.98
At stated maturity.........................................   381.63        618.37         1,000.00

     If we redeem less than all of the outstanding LYONs, the trustee shall select the LYONs to be redeemed on a pro rata basis in principal amounts at maturity of $1,000 or integral multiples of $1,000. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion shall be deemed to be the portion selected for redemption.

PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

     On February 2, 2005 and February 2, 2011, holders may require us to purchase any outstanding LYON for which the holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the third business day prior to the purchase date.

     The purchase price of a LYON will be:

     - $462.72 per LYON on February 2, 2005; and

     - $617.76 per LYON on February 2, 2011.

     The purchase prices shown above are equal to the issue price plus accrued original issue discount to the purchase date.

     We may, at our option, elect to pay the purchase price in cash or shares of our common stock or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, common stock or any combination thereof, see "Certain Liberian and United States Federal Income Tax Consequences Related to LYONs -- United States -- U.S. Holders -- Disposition or Conversion."

     We will be required to give notice on a date not less than 20 business days prior to the purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

     - whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

     - if we elect to pay in common stock, the method of calculating the market price of the common stock; and

     - the procedures that holders must follow to require us to purchase their LYONs as described below.

     The purchase notice given by each holder electing to require us to purchase LYONs shall be given so as to be received by the paying agent no later than the close of business on the third business day prior to the purchase date and must state:

     - the certificate numbers of the holder's LYONs to be delivered for purchase;

     - the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

     - that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

     - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

        (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates; or

        (2) to receive cash in such event in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

     If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Certain Liberian and United States Federal Income Tax Consequences Related to LYONs -- United States -- U.S. Holders -- Disposition or Conversion."

     A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

     - the principal amount at maturity of the LYONs being withdrawn;

     - the certificate numbers of the LYONs being withdrawn; and

     - the principal amount at maturity, if any, of the LYONs that remain subject to the purchase notice.

     If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

     A holder of a LYON otherwise entitled to a fractional share will receive cash equal to the then current market price of our common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain Liberian and United States Federal Income Tax Consequences Related to LYONs -- United States -- U.S. Holders -- Disposition or Conversion."

     The "market price" of our common stock means the average of the sale prices of the common stock for the five trading day period ending on (if the third business day prior to the applicable purchase date is a trading day or, if not, then on the last trading day prior to) the third business day prior to the applicable purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

     The "sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System.

     Because the market price of the common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

     In addition to the above conditions, our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     - listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

     - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs of the holder entirely in cash. See "Certain Liberian and United States Federal Income Tax Consequences Related to LYONs -- United States -- U.S. Holders -- Disposition or Conversion." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

     In connection with any purchase offer, we will:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     Our obligation to pay the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the LYON to be paid promptly following the later of the purchase date or the time of delivery of the LYON.

     If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the Indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

     We may not purchase any LYONs at the option of holders if an event of default with respect to the LYONs has occurred and is continuing, other than a default in the payment of the purchase price with respect to such LYONs.

CHANGE IN CONTROL REQUIRES PURCHASE OF LYONS BY THE COMPANY AT THE OPTION OF THE HOLDER

     In the event of a change in control occurring on or prior to February 2, 2005, each holder will have the right, at the holder's option, subject to the terms and conditions of the Indenture, to require us to purchase for cash all or any portion of the holder's LYONs in integral multiples of $1,000 principal amount at maturity, at a price for each $1,000 principal amount at maturity of such LYON equal to the issue price plus accrued original issue discount to the purchase date. We will be required to purchase the LYONs no later than 35 business days after the occurrence of such change in control. We refer to this date in this prospectus supplement as the "change in control purchase date."

     Within 15 business days after the occurrence of a change in control, we must mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice must state, among other things:

     - the events causing a change in control;

     - the date of such change in control;

     - the last date on which a holder may exercise the purchase right;

     - the change in control purchase price;

     - the change in control purchase date;

     - the name and address of the paying agent and the conversion agent;

     - the conversion rate and any adjustments to the conversion rate;

     - that LYONs with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the Indenture; and

     - the procedures that holders must follow to exercise these rights.

     To exercise this right, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the third business day prior to the change in control purchase date. The required purchase notice upon a change in control must state:

     - the certificate numbers of the LYONs to be delivered by the holder;

     - the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

     - that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

     A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date.

     The notice of withdrawal must state:

     - the principal amount at maturity of the LYONs being withdrawn;

     - the certificate numbers of the LYONs being withdrawn; and

     - the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

     Our obligation to pay the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such LYON to be paid promptly following the later of the change in control purchase date or the time of delivery of such LYON.

     If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the change in control purchase date in accordance with the terms of the Indenture, then, immediately after the change in control purchase date, discount on such LYON will cease to accrete, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

     Under the Indenture, a "change in control" of the Company is deemed to have occurred at such time as:

     - any person, including its affiliates and associates, other than the Company, its subsidiaries or any Permitted Holder, files a Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the direct or indirect beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which our common stock is reclassified or changed; or

     - there shall be consummated any consolidation or merger of the Company pursuant to which the common stock would be converted into cash, securities or other property, in each case other than a consolidation or merger of the Company in which the holders of the common stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the consolidation or merger.

     "Permitted Holders" means Cruise Associates, a Bahamian general partnership, and A. Wilhemsen AS., a Norwegian corporation or any "person" (as such term is used in Section 13(d) or 14(d) of the Exchange Act), directly or indirectly, controlling, controlled by, or under common control with either or both of Cruise Associates or A. Wilhemsen AS.

     The Indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

     In connection with any purchase offer in the event of a change in control, we will:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of the Company. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

     - to accumulate shares of our common stock;

     - to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise; or

     - part of a plan by management to adopt a series of anti-takeover provisions.

     Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch and us.

     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

     We may not purchase LYONs at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

EVENTS OF DEFAULT

     The events of default for the LYONs shall be the same events of default as set forth in the prospectus.

     If there is an event of default on the LYONs, the issue price of the LYONs plus the accrued original issue discount may be declared immediately due and payable. These amounts automatically become due and payable in certain circumstances.

     If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the accrued original issue discount on the LYONs accrued through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of the Company, the issue price of the LYONs plus the accrued original issue discount accreted thereon through the occurrence of such event shall automatically become and be immediately due and payable.

MODIFICATION

     We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the Indenture or modify the rights of the holders of the LYONs with the consent of the holders of at least a majority in principal amount at maturity of the LYONs then outstanding. In addition to those provisions described in the prospectus, however, without the consent of each holder, no supplemental indenture may:

     - alter the manner of calculation or rate of accrual of original issue discount on any LYON;

     - make any change that adversely affects the right of a holder to receive common shares upon surrendering a LYON for conversion; or

     - make any change that adversely affects the right of a holder to require us to purchase a LYON.

GOVERNING LAW

     The Indenture and the LYONs will be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

                          DESCRIPTION OF SENIOR NOTES

     The following description of the particular terms of the Senior Notes offered hereby (referred to in the accompanying prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus, to which description reference is hereby made. Certain defined terms in the Indenture, as supplemented by the Ninth Supplemental Indenture, are capitalized herein. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the Indenture, as supplemented by the Ninth Supplemental Indenture. As used in this Section, all references to the "Indenture" mean the Indenture as supplemented by the Ninth Supplemental Indenture.

GENERAL

     The Senior Notes will be limited to $700,000,000 aggregate principal amount of which $500,000,000 will be offered hereby. Additional Senior Notes of the same class and series may be issued in one or more tranches from time to time (the "Additional Notes"). All references herein to the "Senior Notes" include the Additional Notes. All of the Senior Notes will be issued under the Indenture. The Senior Notes will bear interest at the rate of 8.75% per annum and will mature on February 2, 2011. Interest on the principal amount of the Senior Notes will be payable semi-annually on February 2 and August 2 of each year, commencing August 2, 2001 to the persons in whose names such Senior Notes are registered at the close of business on January 16 or July 16 as the case may be, preceding such February 2 or August 2. The first payments of interest will be made in respect of the period commencing February 2, 2001.

     Except in the event of a change in tax law as described in "Description of Debt Securities -- Tax Related Considerations -- Redemption or Assumption of Debt Securities Under Certain Circumstances" in the accompanying prospectus, the Senior Notes are not redeemable prior to maturity and do not have the benefit of a sinking fund.

     The Senior Notes are subject to defeasance and covenant defeasance as described under "Description of Debt Securities -- Defeasance" in the accompanying prospectus.

RANKING

     The Senior Notes will be unsecured and unsubordinated indebtedness and will rank on a parity with our other unsecured and unsubordinated indebtedness including the LYONs offered hereby. The Senior Notes will not be guaranteed by any of our subsidiaries and, accordingly, the Senior Notes will be effectively subordinated to the claims of our subsidiaries' creditors, including trade creditors. The Senior Notes do not limit the ability of our subsidiaries to incur or guarantee indebtedness other than Secured Debt as described under "Restrictions on Secured Debt". As of December 31, 2000, our subsidiaries had indebtedness of $395.5 million (including guarantees of indebtedness of the Company).

     The Senior Notes will not be secured by any of our assets. The Company and its subsidiaries may incur secured debt subject to the restrictions described under "Restrictions on Secured Debt". As of December 31, 2000, we had outstanding secured debt of $261.1 million (which does not include capital leases). Holders of secured debt would have claims on the assets securing such indebtedness prior to the holder of the Senior Notes.

     The Senior Notes will be issued only in fully registered book-entry form, without coupons, in denominations of $1,000 and any integral multiples thereof. No service charge will be made for any transfer or exchange of the Senior Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Senior Notes will be represented by a Global Security registered in the name of a nominee of DTC. Except as set forth under "Book-Entry System for LYONs and Senior Notes" below, the Senior Notes will not be issued in certificated form.

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

     The various restrictive provisions of the Indenture applicable to the Company and its Restricted Subsidiaries do not apply to Unrestricted Subsidiaries. The assets and liabilities of Unrestricted Subsidiaries, and investments by the Company in any Unrestricted Subsidiary, are not consolidated with those of the Company and its Subsidiaries in calculating Consolidated Net Tangible Assets under the Indenture. "Unrestricted Subsidiaries" are those Subsidiaries which are designated as Unrestricted Subsidiaries by the Board of Directors from time to time pursuant to the Indenture and Subsidiaries of Unrestricted Subsidiaries. "Restricted Subsidiary" means any Subsidiary which owns or leases a Principal Property and any other Subsidiary which has not been designated an Unrestricted Subsidiary. "Principal Property" means any real or personal property owned or leased by the Company or any Subsidiary the net book value of which on the date as of which the determination is being made exceeds 5% of the Company's Consolidated Net Tangible Assets.

MAINTENANCE OF PROPERTIES

     The Company will cause all material properties owned by the Company or any Restricted Subsidiary or used or held for use in the conduct of its business or the business of any Restricted Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment (except for ordinary wear and tear) and will cause to be made all necessary repairs, renewals and replacements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this covenant shall prevent the Company or any Restricted Subsidiary from discontinuing the operation or maintenance of any properties if such discontinuation is, in the judgment of the Company, desirable in the conduct of its business or the business of any Restricted Subsidiary and not disadvantageous in any material respect to the holders of the Senior Notes.

RESTRICTIONS ON SECURED DEBT

     Neither the Company nor any Restricted Subsidiary is permitted to create, issue, incur, assume or guarantee any Secured Debt without equally and ratably securing the Senior Notes. This restriction does not apply to certain permitted encumbrances including indebtedness for money borrowed secured by (a) Mortgages existing on the date the Senior Notes are issued; (b) Mortgages on any real or personal property of any Person existing at the time such Person became a Restricted Subsidiary and not incurred in contemplation of such Person becoming a Restricted Subsidiary; (c) Mortgages in favor of the Company or any Restricted Subsidiary; (d) Mortgages existing on any real or personal property at the time it is acquired by the Company or a Restricted Subsidiary or created within 18 months of the date of such acquisition, conditional sale and similar agreements;
(e) certain purchase money Mortgages to secure the purchase price or construction cost of property; and (f) any extension, renewal or refunding (or successive extensions, renewals or refundings) of any Mortgage referred to in the foregoing clauses; provided the principal amount of such extension, renewal or refunding may not exceed the principal amount of the Mortgage being extended, renewed or refunded plus the amount of any premium or other costs paid in connection with such extension, renewal or refunding. In addition to such permitted indebtedness, the Indenture permits additional Secured Debt not otherwise specifically permitted, the aggregate principal amount of which, together with all Attributable Debt in respect of sale and leaseback transactions (as defined below) involving Principal Properties entered into (excluding sale and leaseback transactions permitted by clause (a) below under the section entitled "-- Restrictions on Sales and Leasebacks" as a result of the permitted encumbrances set forth above and clause (b) of such section) would not exceed 10% of the Consolidated Net Tangible Assets of the Company and its consolidated Restricted Subsidiaries.

     "Consolidated Net Tangible Assets" means (a) the total amount of assets (less applicable reserves and other properly deductible items) which under generally accepted accounting principles would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries after deducting therefrom, without duplication, the sum of (i) all current liabilities except for (A) notes and loans payable, (B) current maturities of long term debt, (C) current maturities of obligations under capital leases and (D) customer deposits and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under generally accepted accounting principles would be included on such consolidated balance sheet, less (b) the amount which would be so included on such consolidated balance sheet for investments (less applicable reserves) (i) in Unrestricted Subsidiaries or (ii) in corporations while they were Unrestricted Subsidiaries but which at the time of computation are not Subsidiaries of the Company.

     "Mortgage" means and includes any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

     "Secured Debt" means indebtedness for money borrowed which is secured by a Mortgage on a Principal Property of the Company or any Restricted Subsidiary.

RESTRICTIONS ON SALES AND LEASEBACKS

     Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property (a "sale and leaseback transaction"), unless (a) the Company or such Restricted Subsidiary would be entitled under "--Restrictions on Secured Debt" to incur Secured Debt on the Principal Property in a principal amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Senior Securities under the Indenture or (b)(i) the gross proceeds of the sale or transfer of the Principal Property leased equals or exceeds the fair market value of such Principal Property and (ii) within one year after such sale or transfer of such Principal Property shall have been made by the Company or by a Restricted Subsidiary, the Company applies all of the net proceeds to
(A) the voluntary retirement of Funded Debt of the Company or any Restricted Subsidiary or (B) the acquisition by the Company or a Restricted Subsidiary of one or more properties which on an aggregate basis have a purchase price in excess of 5% of Consolidated Net Tangible Assets (other than the Principal Property involved in such sale). A sale and leaseback transaction shall not include any sale and leaseback transactions (x) between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or (y) involving the temporary taking back of a lease for a period, including renewals, of less than three years in the case where it is intended that at the end of the lease the use of such property by the Company or such Restricted Subsidiary will be discontinued.

     "Funded Debt" means any indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed, whether secured or unsecured, maturing more than one year after the date of determination thereof and any indebtedness, regardless of its terms, renewable pursuant to the terms thereof or of a revolving credit or similar agreement effective for more than 360 days after the date of the creation of indebtedness.

BOOK-ENTRY SYSTEM FOR LYONS AND SENIOR NOTES

     Upon issuance, the LYONs and the Senior Notes will each be represented by a global security or securities (each a "Global Security"). Each Global Security will be deposited with, or on behalf of, DTC (the "Depositary"). Upon the issuance of any such Global Security, the Depositary or its nominee will credit the accounts of persons held with it with the respective principal or face amounts of the LYONs and the Senior Notes represented by any such Global Security. Ownership of beneficial interests in any such Global Security will be limited to persons that have accounts with the Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in any such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary. Ownership of beneficial interests in any such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in any such Global Security.

     Payment of principal of and interest on the Senior Notes and of principal of or shares of common stock in exchange for the LYONs will be made to the Depositary or its nominee, as the case may be, as the sole registered owner and holder of any Global Security for such series for all purposes under the Indenture. Neither the Company, the trustee nor any agent of the Company or the trustee will have any responsibility or liability for any aspect of the Depositary's records relating to or payments made on account of beneficial ownership interests in any such Global Security or for maintaining, supervising or reviewing any of the Depositary's records relating to such beneficial ownership interests.

     The Company has been advised by the Depositary that upon receipt of any payment of principal of or interest on any Global Security, the Depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

     No Global Security may be transferred except as a whole by the Depositary to a nominee of the Depositary. Each Global Security is exchangeable for certificated LYONs or Senior Notes, as the case may be, only if (x) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and the Company fails within 90 days thereafter to appoint a successor, (y) the Company in its sole discretion determines that such Global Security shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default (as defined in the Indenture) or an event which with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to the LYONs or Senior Notes represented by such Global Security. In such event, the Company will issue LYONs and Senior Notes, as the case may be, in certificated form in exchange for such Global Security. In any such instance, an owner of a beneficial interest in either Global Security will be entitled to physical delivery in certificated form of LYONs or Senior Notes, as the case may be, equal in principal amount to such beneficial interest and to have such LYONs or Senior Notes, as the case may be, registered in its name. LYONs and Senior Notes so issued in certificated form will be issued in denominations of $1,000 or any larger amount that is an integral multiple thereof, and will be issued in registered form only, without coupons. Subject to the foregoing, no Global Security is exchangeable, except for a Global Security for the same series of Senior Notes or LYONs, as the case may be, of like denomination to be registered in the name of the Depositary or its nominee.

     So long as the Depositary, or its nominee, is the registered owner of a Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the LYONs and the Senior Notes represented by such Global Security for the purposes of receiving payment on such LYONs and Senior Notes, receiving notices and for all other purposes under the Indenture and such Senior Notes. Beneficial interests in the LYONs and the Senior Notes will be evidenced only by, and transfer thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein, owners of beneficial interests in any Global Security will not be entitled to and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Depositary will not consent or vote with respect to the Global Security representing the LYONs and the Senior Notes. Under its usual procedures, the Depositary mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s (the Depositary's partnership nominee) consenting or voting rights to those participants to whose accounts the LYONs and the Senior Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

     The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Securities Exchange Act of 1934. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The

Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

SAME-DAY SETTLEMENT AND PAYMENT FOR LYONS AND SENIOR NOTES

     Settlement for the LYONs and the Senior Notes will be made by Merrill Lynch and the Senior Notes underwriters, respectively, in immediately available funds. All cash payments of principal and interest will be made by the Company in immediately available funds.

     The LYONs and the Senior Notes will trade in the Depositary's same-day funds settlement system until maturity or until such LYONs and Senior Notes are issued in definitive form, and secondary market trading activity in such LYONs and Senior Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in such LYONs and Senior Notes.

                               EXCHANGE CONTROLS

     There are now no exchange control restrictions on remittances of dividends on our common stock, payment of principal or interest on any indebtedness, or on the conduct of our operations in Liberia by reason of our incorporation in Liberia.

                     COMMON STOCK ELIGIBLE FOR FUTURE SALE

     We had 192,122,359 shares of common stock outstanding as of December 31, 2000 without giving effect to the issuance or exercise of any options, including any options issued under our option plans approved by the shareholders at our last annual meeting of shareholders. Of these shares approximately 85,376,000 shares are freely transferable in the United States without restriction under the Securities Act, unless held by an "affiliate" of our corporation (as that term is defined under the rules and regulations of the Securities Act). Any such affiliate is subject to the resale limitations of Rule 144 adopted under the Securities Act in the event such affiliate desires to publicly dispose of such shares. The remaining approximately 106,746,000 shares of common stock, assuming no exercise of outstanding options, were either issued by us in private transactions not involving a public offering and are, therefore, treated as "restricted securities" for purposes of Rule 144 or are held by our affiliates and are, therefore, subject to the restrictions of Rule 144. All such shares are currently held by A. Wilhelmsen AS., Cruise Associates, Archinav Holding, Ltd., Monument Capital Corporation and certain of our directors and/or officers. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, such as the exemptions provided by Rule 144 and Rule 144A.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned "restricted securities" as to which at least one year has elapsed since the later of the date of acquisition of the shares from the issuer or from an affiliate of the issuer is entitled to sell within any three-month period of a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of common stock or (2) the average weekly trading volume in the common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales pursuant to Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months immediately preceding the sale is entitled to sell restricted securities pursuant to Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which such restricted securities were acquired from us or the date they were acquired from our affiliate. Affiliates, including members of the Board of Directors, A. Wilhelmsen AS. and Cruise Associates, continue to be subject to such limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer.

     Subject to the following paragraph, shares of common stock currently held by A. Wilhelmsen AS., Cruise Associates, Archinav Holdings, Ltd., and Monument Capital Corporation, including shares which are restricted securities, may be sold outside the United States in transactions in compliance with Regulation S under the Securities Act.

     We have agreed along with A. Wilhelmsen AS., Cruise Associates and Richard
D. Fain that none of us shall, subject to certain exceptions, offer for sale, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of common stock (or any option, warrant or other security convertible into or exchangeable or exercisable for common stock) for a period of 90 days from the date of this prospectus supplement without the prior written consent of Merrill Lynch.

     At any time following the date 90 days after the date of this prospectus supplement, A. Wilhelmsen AS. and Cruise Associates have the right on a specified number of occasions, pursuant to the registration rights agreement, to require, subject to certain qualifications and limitations, that we effect the registration under the Securities Act of all or a specified minimum number of their shares of common stock. In addition to the right to demand that we register their shares of common stock, each of A. Wihelmsen AS. and Cruise Associates have certain additional registration rights under the registration rights agreement at such time or times as we publicly offer securities. Monument Capital Corporation (holder, as nominee, of 1,071,412 shares of common stock), and Archinav Holdings, Ltd. (holder of 7,597,242 shares of common stock) are also parties to the registration rights agreement. They are not subject to the 90-day restriction and may exercise such rights as provided by the registration rights agreement at any time or sell under Rule 144 adopted under the Securities Act. We have agreed in the registration rights agreement to pay the expenses incurred in connection with any such registration and indemnify any selling shareholder against certain liabilities, including liabilities under the Securities Act.

             CERTAIN LIBERIAN AND UNITED STATES FEDERAL INCOME TAX
                         CONSEQUENCES RELATED TO LYONS

LIBERIA

     Since (1) we are and intend to maintain our status as a "non-resident corporation" under the Internal Revenue Code of Liberia and (2) neither we nor our vessel-owning subsidiaries are now engaged, or are in the future expected to engage, in any business in Liberia, including voyages exclusively within the territorial waters of the Republic of Liberia, we have been advised by Watson, Farley & Williams, our special Liberian counsel, that under current Liberian law, no Liberian taxes or withholding will be imposed on payments to holders of our securities other than a holder that is a resident Liberian entity or a resident individual or entity or a citizen of Liberia.

UNITED STATES

     This is a summary of certain United States federal income tax considerations relevant to holders of LYONs. This summary is based upon the Code, Treasury regulations, IRS rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the conclusions described herein, and the Company has not obtained, nor does the Company intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of acquiring or holding LYONs.

     This summary does not purport to deal with all aspects of United States federal income taxation that may be relevant to a holder (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it does not purport to deal with persons in special tax situations, such as insurance companies, tax-exempt organizations, mutual funds, retirement plans, financial institutions, dealers in securities or foreign currency, U.S. expatriates, persons that hold the LYONs as part of a "straddle" or as a "hedge" against currency risk or in connection with a conversion or another integrated transaction for tax purposes, and persons that have functional currency other than the United States dollar.

     This summary also does not discuss the tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, this summary is limited to original purchasers of LYONs who acquire LYONs at their issue price within the meaning of Section 1273 of the Code and who will hold the LYONs and common stock into which the LYONs may be converted as "capital assets" within the meaning of Section 1221 of the Code. The "issue price" of the LYONs will equal the first price at which a substantial amount of the LYONs are sold for cash to the public, not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

     PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, CONVERSION OR OTHER DISPOSITION OF LYONS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES AND THE CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

     The Company has been advised by its United States tax counsel, Drinker Biddle & Reath LLP, that it is such counsel's opinion the LYONs will be treated as indebtedness for United States federal income tax purposes. Counsel has further advised the Company that it is counsel's opinion that, while the following does not purport to discuss all tax matters relating to the LYONs, based upon the LYONs being treated as indebtedness, the following are the material federal income tax consequences of the LYONs, subject to the qualifications set forth above.

     As used herein, the term "U.S. Holder" means a beneficial owner of LYONs or common shares into which LYONs have been converted that is, for U.S. federal income tax purposes:

     - a citizen or resident of the United States;

     - a corporation or other entity that has elected to be treated as a corporation, created or organized in or under the laws of the United Sates or any political subdivision thereof;

     - an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

     - a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions or if the trust has otherwise elected to be a United States person in accordance with applicable Treasury regulations.

     As used herein, the term "Non-U.S. Holder" means a beneficial owner (other than a partnership) of LYONs or common shares into which LYONs have been converted that is not a U.S. Holder for U.S. federal income tax purposes.

     If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of LYONs or common shares into which LYONs have been converted, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of LYONs that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of LYONs and common shares into which LYONs have been converted.

U.S. HOLDERS

ORIGINAL ISSUE DISCOUNT

     The LYONs are being issued at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price and the stated principal amount at maturity of each LYON constitutes original issue discount. U.S. Holders of the LYONs will be required to include original issue discount in income periodically over the term of the LYONs before receipt of the cash or other payment attributable to such income.

     A U.S. Holder of a LYON must include in gross income for United States federal income tax purposes the sum of the daily portions of original issue discount with respect to the LYON for each day during the taxable year or portion of a taxable year on which such holder holds the LYON. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the LYON at the beginning of the accrual period multiplied by the yield to maturity of the LYON. The accrual period of a LYON may be of any length and may vary in length over the term of the LYON, provided that each accrual period is no longer than one year. The adjusted issue price of the LYON at the start of any accrual period is the issue price of the LYON increased by the accrued original issue discount for each prior accrual period. Under these rules, U.S. Holders will have to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. Any amount included in income as original issue discount will increase a U.S. Holder's tax basis in the LYON.

     We will be required to furnish annually to the IRS and to certain noncorporate U.S. Holders information regarding the amount of the original issue discount attributable to that year. For this purpose, we will use a six-month accrual period which ends on the day in each calendar year corresponding to the maturity day of the LYON or the date six months before such maturity date.

DISPOSITION OR CONVERSION

     Except as described below, gain or loss upon a sale or other disposition of a LYON will generally be capital gain or loss (which will be long-term if the LYON is held for more than one year). Net capital gains of a non-corporate U.S. Holder are, under certain circumstances, taxed at lower rates than items of ordinary income. In the case of a non-corporate U.S. Holder, long-term capital gains are taxed at a maximum 20% federal tax rate. Net capital gains of a corporate U.S. Holder are taxed at the same rates as ordinary income, with a maximum federal rate of 35%. The deductibility of capital losses is subject to limitations.

     A conversion of a LYON into common stock, and the use of common stock to repurchase a LYON, whether at the option of the holder or the Company, will generally not be a taxable event (except with respect to cash received in lieu of a fractional share). The U.S. Holder's obligation to include in gross income the daily portions of original issue discount with respect to a LYON will terminate prospectively on the date of conversion. The U.S. Holder's basis in the common stock received for a LYON will be the same as the U.S. Holder's basis in the LYON at the time of conversion or exchange (exclusive of any tax basis allocable to a fractional share).

     If a U.S. Holder elects to exercise its option to tender a LYON to us and the purchase price is paid in a combination of shares of common stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by the U.S. Holder will be recognized, but only to the extent such gain does not exceed such cash. Generally, such gain will be capital gain (and will be long-term if the holding period for such LYON is more than one year). A U.S. Holder's tax basis in the common stock received in the exchange will equal the U.S. Holder's tax basis in the LYON tendered to us (exclusive of any tax basis allocable to a fractional share interest as described below), decreased by the amount of cash (other than cash received in lieu of a fractional share), if any, received in exchange and increased by the amount of any gain recognized by the U.S. Holder on the exchange (other than gain with respect to a fractional share).

     If a U.S. Holder elects to exercise its option to tender a LYON to us and we deliver cash in satisfaction of the purchase price, the U.S. Holder will recognize gain or loss, measured by the difference between the amount of the cash and the U.S. Holder's basis in the tendered LYON. Gain or loss recognized by the U.S. Holder will generally be capital gain or loss (which gain or loss will be long-term if the holding period for such LYON is more than one year).

     Cash received in lieu of a fractional share of common stock upon conversion of a LYON or upon a put of a LYON to the Company on a purchase date should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the holder's basis in the fractional share.

     Gain or loss upon a sale or other disposition of the common stock received upon conversion of a LYON or in satisfaction of the purchase price of a LYON put to us generally will be capital gain or loss (which gain or loss will be long-term if the holding period for such common stock is more than one year). The holding period for common stock received in exchange will include the holding period for the LYON tendered to us in exchange for the common stock. However, the holding period for common stock attributable to accrued original issue discount may commence on the day following the conversion or purchase date.

DIVIDENDS

     If a U.S. Holder receives common shares, in general, distributions on the common shares that are paid out of our current or accumulated earnings and profits (as defined for U.S. federal income tax purposes) will constitute taxable dividends and will be includible in income by a holder in accordance with that holder's method of accounting for U.S. federal income tax purposes.

CONSTRUCTIVE DIVIDEND

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased (or if the conversion rate is increased at our discretion), the increase may be deemed to be the payment of a taxable dividend to holders of the LYONs.

     For example, an increase in the conversion rate in the event of distributions of evidences of indebtedness or assets of the Company or an increase in the event of an Extraordinary Cash Dividend will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not. See "Description of LYONs -- Conversion Rights."

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Information reporting will apply to payments of interest (including accruals of original issue discount) or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the LYONs or shares of common stock with respect to certain non-corporate U.S. Holders, and backup withholding at a rate of 31% may apply unless the recipient U.S. Holder of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the U.S. Holder's United States federal income tax, provided that the required information is provided to the IRS.

NON-U.S. HOLDERS

ORIGINAL ISSUE DISCOUNT AND DISPOSITION

     In general and subject to the discussion below under "-- Backup Withholding and Information Reporting," a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax with respect to original issue discount with respect to LYONs, dividends with respect to shares of common stock into which LYONs have been converted, or gain upon the disposition of LYONs or shares of common stock, unless:

     - the income or gain is "U.S. trade or business income," which means income or gain that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States, or

     - such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met.

     U.S. trade or business income of a Non-U.S. Holder will generally be subject to regular U.S. income tax in the same manner as if it were realized by a U.S. Holder. Non-U.S. Holders that realize U.S. trade or business income with respect to the LYONs or shares of common stock should consult their tax advisers as to the treatment of such income or gain. In addition, U.S. trade or business income of a Non-U.S. Holder that is a non-U.S. corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     If the LYONs, or shares of common stock into which LYONs have been converted, are held by a Non-U.S. Holder through a non-U.S., and non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding, may apply if the LYONs or shares of common stock are held by a Non-U.S. Holder through a U.S., or U.S. related, broker or financial institution and the Non-U.S. Holder fails to provide appropriate information. Non-U.S. Holders should consult their tax advisers.

                                  UNDERWRITING

LYONS

     We intend to offer the LYONs through Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). Subject to the terms and conditions contained in an underwriting agreement between us and Merrill Lynch (the "LYONs purchase agreement"), we have agreed to sell to Merrill Lynch, and Merrill Lynch has agreed to purchase from us, the aggregate principal amount at maturity of the LYONs at the purchase price equal to the initial offering price set forth on the front cover of this prospectus supplement, less a discount of $9.06 per $1,000 aggregate principal amount at maturity of the LYONs (the "Discount").

     The Company has granted Merrill Lynch an option to purchase up to an additional $196,526,000 aggregate principal amount at maturity of the LYONs at the initial offering price less the Discount plus accrued original issue discount solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this prospectus supplement.

SENIOR NOTES

     We intend to offer the Senior Notes through the underwriters named below (the "Senior Notes underwriters"). Subject to the terms and conditions contained in an underwriting agreement between us and the Senior Notes underwriters (the "Senior Notes purchase agreement"), we have agreed to sell to the Senior Notes underwriters and the Senior Notes underwriters severally have agreed to purchase from us, the principal amount of the Senior Notes listed opposite their names below.

                                                               PRINCIPAL
UNDERWRITER                                                      AMOUNT
-----------                                                    ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  $200,000,000
Goldman, Sachs & Co. .......................................   100,000,000
Banc of America Securities LLC..............................    30,000,000
First Union Securities, Inc.................................    30,000,000
Chase Securities Inc........................................    30,000,000
Salomon Smith Barney Inc....................................    30,000,000
Scotia Capital (USA) Inc....................................    30,000,000
Commerzbank Capital Markets Corporation.....................    10,000,000
Credit Suisse First Boston Corporation......................    10,000,000
Lazard Freres & Co. LLC.....................................    10,000,000
SunTrust Equitable Securities Corporation...................    10,000,000
Wachovia Securities, Inc. ..................................    10,000,000
                                                              ------------
             Total..........................................  $500,000,000
                                                              ============

     The Senior Notes underwriters have advised us that they propose initially to offer the Senior Notes to the public at the public offering price on the cover page of this prospectus, and to dealers at that price less a concession not in excess of .4% of the principal amount of the Senior Notes. The Senior Notes underwriters may allow, and the dealers may reallow, a discount not in excess of .25% of the principal amount of the Senior Notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

GENERAL

     Merrill Lynch has agreed to purchase all of the LYONs sold pursuant to the LYONs purchase agreement if any of these LYONs are purchased. The Senior Notes underwriters have agreed to purchase all of the Senior Notes sold pursuant to the Senior Notes purchase agreement if any of these Senior Notes are purchased. If a Senior Note underwriter defaults, the Senior Notes purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or such purchase agreement may be terminated.

     We have agreed to indemnify Merrill Lynch and the Senior Notes underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Merrill Lynch and the Senior Notes underwriters may be required to make in respect of those liabilities.

     Merrill Lynch and the Senior Notes underwriters are offering the LYONs and the Senior Notes, respectively, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the LYONs or the Senior Notes, as the case may be, and other conditions contained in the purchase agreements, such as the receipt by Merrill Lynch and the Senior Notes underwriters of officer's certificates and legal opinions. Merrill Lynch and the Senior Notes underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     The expenses of the offerings, not including the underwriting discounts, are estimated to be $325,000 and are payable by us.

NEW ISSUE OF LYONS AND SENIOR NOTES

     Both the LYONs and the Senior Notes are a new issue of securities with no established trading market. We intend to apply for listing of the LYONs on the New York Stock Exchange. We do not intend to apply for listing of the Senior Notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by Merrill Lynch that they presently intend to make a market in the LYONs and by the Senior Notes underwriters that they presently intend to make a market in the Senior Notes after completion of the offerings. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the LYONs and the Senior Notes or that an active public market for the LYONs and the Senior Notes will develop. If an active public trading market for the LYONs and the Senior Notes does not develop, the market price and liquidity of the LYONs and the Senior Notes may be adversely affected.

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the LYONs is completed, the rules of the SEC may limit the ability of Merrill Lynch to bid for or purchase the LYONs and our shares of common stock. In connection with the offerings, Merrill Lynch and the Senior Notes underwriters are permitted to engage in transactions that stabilize the market price of the LYONs and the Senior Notes, respectively. Such transactions consist of bids or purchases to peg, fix or maintain the price of each of the LYONs and the Senior Notes, respectively. If Merrill Lynch or the Senior Notes underwriters create a short position in the LYONs or the Senior Notes in connection with the offerings, i.e., if they sell more LYONs or Senior Notes, respectively, than are on the cover page of this prospectus, Merrill Lynch or the Senior Notes underwriters may reduce that short position by purchasing LYONs or Senior Notes, respectively, in the open market. Merrill Lynch may also elect to reduce any short position of the LYONs by exercising all or part of the over-allotment option described above. In general, purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor Merrill Lynch nor any of the Senior Notes underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the LYONs and the Senior Notes. In addition, neither we nor Merrill Lynch nor any of the Senior Notes underwriters makes any representation that such persons will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER

     Merrill Lynch and some of the Senior Notes underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

     Merrill Lynch has previously marketed (and anticipates continuing to market) securities of issuers under the trademark "LYONs." The LYONs we are offering hereby contain certain terms and provisions which are different from such other previously marketed LYONs, the terms and provisions of which also vary. See "Description of LYONs."

LOCKUP FOR LYONS

     Royal Caribbean, A. Wilhelmsen AS., Cruise Associates and Richard D. Fain have each agreed with Merrill Lynch not to offer for sale, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of common stock (or any option, warrant or other security convertible into or exchangeable or exercisable for shares of common stock) (subject to certain exceptions) during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Merrill Lynch. See "Common Stock Available for Future Sale" for a discussion of certain transfer restrictions.

                                    EXPERTS

     The consolidated financial statements incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers, LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

                          ROYAL CARIBBEAN CRUISES LTD.
                      DEBT SECURITIES, PREFERRED STOCK AND
LOGO                              COMMON STOCK

                            ------------------------

     Through this prospectus, we may periodically offer:

     - shares of our common stock

     - shares of our preferred stock and

     - our debt securities,

and one or more of our shareholders may periodically offer shares of our common stock.

     The prices and other terms of the securities that we or our shareholders will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

     The offering price of all securities issued under this prospectus may not exceed $1,057,257,812.

     Our common stock trades on the New York Stock Exchange and on the Oslo Stock Exchange under the symbol "RCL." We will list any shares of our common stock sold under this prospectus on the New York Stock Exchange.

     We or our shareholders will sell the securities issued under this prospectus directly and/or through agents, underwriters or dealers.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                The date of this prospectus is October 14, 1999.

                      ENFORCEABILITY OF CIVIL LIABILITIES

     We are a Liberian corporation and our selling shareholders are foreign corporations or partnerships. The selling shareholders and certain of our directors and controlling persons are residents of jurisdictions other than the United States and all or a substantial portion of their assets and a significant portion of our assets are located outside the United States. As a result, it may be difficult for investors to serve process within the United States upon us or those persons or to enforce against us or them judgments obtained in U.S. courts based upon civil liability provisions of the federal securities laws of the United States. We have been advised by the law firm of Watson, Farley & Williams (as to Liberian law), that, both in original actions and in actions for the enforcement of judgments of U.S. courts, there is doubt as to whether civil liabilities based solely upon the U.S. federal securities laws are enforceable in Liberia.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports and other information with the Securities and Exchange Commission. You can read and copy these reports and other information at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. You can also read and copy these reports and other information at the Securities and Exchange Commission's New York regional office at 7 World Trade Center, Suite 1300, New York, NY 10048, and at its Chicago regional office at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511. You can also access this material at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our securities are listed and through the Securities and Exchange Commission's web site at http://www.sec.gov.

     The Securities and Exchange Commission allows us to "incorporate by reference" the information that we file with the Securities and Exchange Commission. This allows us to disclose important information to you by referring to those filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the Securities and Exchange Commission after the date of this prospectus will automatically update and supersede this information.

     We are incorporating by reference our Annual Report on Form 20-F for the fiscal year ended December 31, 1998 and our Reports on Form 6-K dated May 13, 1999, May 18, 1999, August 18, 1999 and October 14, 1999 that have been filed with the Securities and Exchange Commission. We are also incorporating by reference all subsequent annual reports on Form 20-F and certain Reports on Form 6-K that we file with the Securities and Exchange Commission, if they state that they are incorporated by reference into this prospectus, that we furnish to the Securities and Exchange Commission after the date of this prospectus and until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated.

     We will provide free of charge copies of any documents that we have incorporated by reference into this prospectus, other than exhibits that are incorporated by reference into those documents. To obtain copies you should contact us at 1050 Caribbean Way, Miami, Florida 33132; Attention: Michael J. Smith, telephone (305) 539-6000.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. WE HAVE NOT, AND ANY UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AS WELL AS INFORMATION WE PREVIOUSLY FILED WITH THE SECURITIES

AND EXCHANGE COMMISSION AND INCORPORATED BY REFERENCE, IS ACCURATE AS OF THE DATES ON THE FRONT COVER OF THOSE DOCUMENTS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

                                  THE COMPANY

     With our subsidiaries, we are the world's second largest cruise company with 16 cruise ships and a total of 29,800 berths as of September 30, 1999. Our ships operate worldwide with a selection of different itineraries that call on more than 175 destinations.

     We are a corporation organized under the laws of the Republic of Liberia. Our registered office in Liberia is located at 80 Broad Street, Monrovia, Liberia. Our principal executive office is located at 1050 Caribbean Way, Miami, Florida 33132, and our telephone number at that address is (305) 539-6000.
                          ---------------------------

     As used in this prospectus, and any accompanying prospectus supplement, the terms "Royal Caribbean," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd. and its subsidiaries.

                                USE OF PROCEEDS

     Unless we specify otherwise in an accompanying prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for capital expenditures, the repayment of indebtedness, working capital and general corporate purposes. We will not receive any proceeds from any sales of our common stock by our selling shareholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the six months ended June 30, 1999 and for each of the preceding five fiscal years. In calculating this ratio, we take earnings to include net income plus fixed charges and exclude capitalized interest. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.

                                             SIX MONTHS                      FISCAL YEAR
                                                ENDED        -------------------------------------------
                                            JUNE 30, 1999     1998     1997     1996*    1995*    1994*
                                            -------------     ----     ----     -----    -----    -----
Ratio of earnings to fixed charges......        2.9            2.7      2.1      2.4      2.9      3.6
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends*............................        2.7            2.5      2.0      2.4      2.9      3.6

---------------

* We had no preferred stock outstanding during fiscal years 1994 through 1996. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for those periods.

                         DESCRIPTION OF DEBT SECURITIES

     The following summarizes some of the general terms and conditions of the debt securities that we may issue under this prospectus. Each time we issue debt securities, we will file a prospectus supplement with the Securities and Exchange Commission. The prospectus supplement may contain additional terms of those debt securities. The terms presented here, together with the terms contained in the prospectus supplement, will be a description of the material terms of the debt securities, but if there is any inconsistency between the terms presented here and those in the prospectus supplement, those in the prospectus supplement will apply and will replace those presented here.

     We will issue the debt securities under an indenture, dated as of July 15, 1994, between us and The Bank of New York, as successor to NationsBank of Georgia, National Association, as trustee. We will issue each series of debt securities under the terms of a supplemental indenture or an officers' certificate delivered under the authority of resolutions adopted by our board of directors and
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

the indenture. The terms of any debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The debt securities will be subject to all those terms, and we refer the holders of debt securities to the indenture and the Trust Indenture Act for a statement of those terms.

     The following summaries of various provisions of the indenture and the debt securities are not complete. Unless we indicate otherwise, capitalized terms have the meanings given to them in the indenture. All section references below are to sections of the indenture.

GENERAL

     The debt securities will be unsecured senior obligations and will rank equally with all of our other unsecured and unsubordinated debt. The indenture does not limit the aggregate principal amount of debt securities that we may issue, and we may issue debt securities periodically in series. We do not have to issue all the debt securities of one series at the same time and, unless we otherwise specify in a prospectus supplement, we may reopen a series to issue more debt securities of that series without the consent of any holder of debt securities. (Sections 301 and 303) The indenture provides that more than one trustee may be appointed under the indenture to act on behalf of the holders of the different series of debt securities.

     We refer you to the prospectus supplement relating to the debt securities of any particular series for a description of the terms of those debt securities, including, where applicable:

        (1) the title of those debt securities;

        (2) the aggregate principal amount of those debt securities and any limit on the aggregate principal amount of those debt securities;

        (3) the person to whom any interest (which includes any additional amounts, see "--Tax Related Considerations -- Payment of Additional Amounts") on those debt securities will be payable, if not the person in whose name a debt security is registered at the close of business on the regular record date for that interest;

        (4) the date or dates on which the principal of those debt securities is payable, or the method by which that date or those dates will be determined;

        (5) the interest rate or rates, which may be fixed or variable, of those debt securities, if there is any interest, or the method by which that rate or those rates will be determined;

        (6) the date or dates from which interest will accrue and the dates on which interest will be payable;

        (7) the regular record date for any interest payable on any interest payment date or the method by which that date will be determined;

        (8) the basis upon which interest will be calculated if not based on a 360-day year of twelve 30-day months;

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

        (9) the place or places where the principal of and any premium and interest on those debt securities will be payable;

        (10) the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities may be redeemed, in whole or in part, at our option;

        (11) any obligation we have to redeem, repay, or purchase those debt securities according to any sinking fund or similar provisions or at a holder's option and the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities will be redeemed, repaid or purchased;

        (12) our right to defease those debt securities or various restrictive covenants and events of default applicable to those debt securities under limited circumstances (see "--Defeasance -- Defeasance and Discharge -- Defeasance of Certain Covenants");

        (13) if not in United States dollars, the currency in which we are to pay principal of and any premium and interest on those debt securities and the equivalent of those amounts in United States dollars;

        (14) any index, formula or other method used to determine the amount of the payments of principal of or any premium and interest on those debt securities;

        (15) if those debt securities are to be issued only in the form of a global security as described under "Book-Entry Debt Securities," the depositary for those debt securities or its nominee and the circumstances under which the global security may be registered for transfer or exchange or authenticated and delivered in the name of a person other than the depositary or its nominee;

        (16) if any payment, other than the principal of or any premium or interest on those debt securities, may be payable, at our or a holder's election, in a currency that is not the currency in which those debt securities are denominated or stated to be payable, the terms and conditions upon which that election may be made;

        (17) if not the entire principal amount of those debt securities, the portion of the principal amount of those debt securities which will be payable upon declaration of acceleration or, if the debt securities are convertible, the portion of the principal amount of those debt securities that is convertible under the provisions of the indenture;

        (18) any provisions granting special rights to the holders of those debt securities if specified events occur;

        (19) any deletions from, modifications of or additions to, the events of default or our covenants applicable to those debt securities, whether or not those events of default or covenants are consistent with the events of default or covenants described in this prospectus;

        (20) whether and under what circumstances we will not pay additional amounts on those debt securities to a holder and whether or not we may redeem those debt securities rather than pay those additional amounts and the terms of that option to redeem;

        (21) any obligation we have to convert those debt securities into shares of our common stock or preferred stock and the initial conversion price or rate, the conversion period, any adjustment of the applicable conversion price, any requirements regarding the reservation of shares of our capital stock for the conversion and other terms and conditions of the conversion and
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

        (22) any other terms of those debt securities. (Section 301)

     The debt securities may provide that less than their entire principal amount will be payable upon acceleration of their maturity ("original issue discount securities"). We will describe any special U.S. federal income tax, accounting and other considerations that apply to original issue discount securities in the applicable prospectus supplement.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless we indicate otherwise in the applicable prospectus supplement, we will issue the debt securities of any series in denominations of $1,000 and integral multiples of $1,000. (Section 302)

     Unless we otherwise specify in the applicable prospectus supplement, we will pay the principal of and any premium and interest on any series of debt securities at the corporate trust office of the trustee, currently located at Towermarc Plaza, 10161 Centurion Parkway, Jacksonville, Florida 32256. However, we may pay interest by check mailed to the address in the security register of the person entitled to that interest or by wire transfer of funds to that person's U.S. bank account. (Sections 301, 305, 306, 307 and 1002)

     Any interest on a debt security that we do not punctually pay or provide for on an interest payment date will after that date not be payable to the holder on the related regular record date. Instead, that interest may either be paid to the person in whose name that debt security is registered at the close of business on a special record date designated by the trustee or be paid at any time in any other lawful manner as described in the indenture. If the trustee establishes a special record date, it will notify the holder of that date not less than 10 days prior to that date.

     Subject to some limitations imposed on debt securities issued in book-entry form, a holder may exchange debt securities of any series for other debt securities of that series as long as the newly issued debt securities are issued in the same aggregate principal amount as the debt securities being exchanged and in an authorized denomination. The holder must surrender the debt securities to be exchanged at the corporate trust office of the trustee. In addition, subject to some limitations imposed on debt securities issued in book-entry form, a holder may surrender for conversion, if convertible, or register for transfer of the debt securities of any series at the corporate trust office of the trustee. Every debt security surrendered for conversion or registration of transfer or exchange must be endorsed or accompanied by a written instrument of transfer. We will not impose a service charge for any registration of transfer or exchange of any debt securities, but we may require payment of an amount that will cover any tax or other governmental charge payable as a result of the transfer or exchange. (Section 305) If we designate a transfer agent for any series of debt securities, we may rescind that designation at any time. We may also approve a new location for that transfer agent to act, provided that we maintain a transfer agent in each place of payment for that series of debt securities. We may at any time designate additional transfer agents for any series of debt securities. (Section 1002)

     In the event any redemption of any series of debt securities in part, neither we nor the trustee will be required to:

        (1) issue, register the transfer of or exchange debt securities of that series, during the period beginning at the opening of business 15 days before the mailing of the redemption notice for those debt securities and ending at the close of business on the mailing date of the redemption notice; or

        (2) register the transfer of or exchange any debt security or any portion of a debt security called for redemption, except the unredeemed portion of any debt security being redeemed in part. (Section 305)
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

COVENANTS

     We will describe any particular covenants relating to a series of debt securities in the prospectus supplement relating to that series. We will also state in that prospectus supplement whether the "covenant defeasance" provisions described below will apply to those covenants.

RESTRICTIONS ON CONSOLIDATION, MERGER AND CERTAIN SALES OF ASSETS

     Without the consent of the holders, we may consolidate with or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person and may permit any person to merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to us if:

        (1) immediately after giving effect to that transaction, and treating any indebtedness that becomes our obligation as a result of the transaction as having been incurred by us at the time of the transaction, no event of default and no event which after notice or lapse of time or both would become an event of default shall have occurred and be continuing; and

        (2) the successor person assumes all our obligations under the indenture; provided that the successor person is a corporation, trust or partnership organized under the laws of the United States, any state of the United States, the District of Columbia, the Republic of Liberia or any country recognized by the United States. (Article Eight)

EVENTS OF DEFAULT

     Except as we may otherwise provide in a prospectus supplement for any particular series of debt securities, the following events are "events of default" for any series of debt securities:

        (1) our failure to pay interest or any additional amounts on those debt securities for 30 days after that interest or those additional amounts become due;

        (2) our failure to pay the principal or any premium on those debt securities when due at maturity;

        (3) our failure to deposit any sinking fund payment for those debt securities when due;

        (4) our failure to perform any other covenants in the indenture for 60 days after written notice has been given as provided in the indenture;

        (5) our failure to pay when due any payment on, or the acceleration of, any of our indebtedness for money borrowed that exceeds $30 million in the aggregate under any mortgages, indentures (including the indenture for the debt securities) or instruments under which we may have issued, or which there may have been secured or evidenced, any of our indebtedness for money borrowed, if that indebtedness is not discharged or the acceleration is not annulled within 30 days after written notice has been given as provided in the indenture;

        (6) the occurrence of certain events of bankruptcy, insolvency or reorganization or

        (7) the occurrence of any other event of default that we provide for debt securities of that series. (Section 501)

     If an event of default affecting any series of debt securities occurs and continues, either the trustee or the holders of at least 25% of the aggregate principal amount of the debt securities of that series then outstanding may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, the portion of the principal amount specified in
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

the terms of that series) of all of the debt securities of that series to be immediately due and payable. At any time after a declaration of acceleration affecting debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the debt securities outstanding of that series may, under limited circumstances, rescind and annul that acceleration. (Section 502)

     The indenture requires that we file annually with the trustee a certificate of our principal executive, financial or accounting officer as to his or her knowledge of our compliance with all conditions and covenants of the indenture. (Section 1005)

     We refer you to the prospectus supplement relating to each series of debt securities that are original issue discount securities for the particular provisions regarding acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.

     Subject to the provisions of the indenture relating to the trustee's duties, if an event of default occurs and continues, the indenture provides that the trustee is not required to exercise any of its rights or powers under the indenture at the request, order or direction of holders unless those holders have offered to the trustee reasonable indemnity. (Section 603) Subject to those provisions regarding indemnification and rights of the trustee, the indenture provides that the holders of a majority in principal amount of the debt securities then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. (Section 512)

DEFEASANCE

     The obligations that we have under the indenture will not apply to the debt securities of a series (except for our obligations to register any transfer or exchange of those debt securities and provide for additional amounts) when all those debt securities:

        (1) have been delivered to the trustee for cancellation;

        (2) have become due and payable or

        (3) will upon their stated maturity or redemption within one year become due and payable,

and we have irrevocably deposited with the trustee as trust funds for that purpose an amount sufficient to pay and discharge the entire indebtedness on those debt securities.

     The prospectus supplement relating to the debt securities of any series will state if any additional defeasance provisions will apply to those debt securities.

  Defeasance and Discharge

     The indenture allows us to elect to defease and be discharged from all of our obligations with respect to any series of debt securities then outstanding (except for those obligations to pay additional amounts, register the transfer or exchange of the debt securities, replace stolen, lost or multilated debt securities, maintain paying agencies and hold moneys for payment in trust) provided the following conditions have been satisfied:

        (1) We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if the debt securities are denominated in United States dollars, (A) U.S. Government Obligations or (B) a combination of United States dollars and U.S. Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series and
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

        (2) We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series. (Section
            403)

  Defeasance of Certain Covenants

     The indenture states that if the debt securities of a series so provide, we need not comply with some restrictive covenants applicable to those debt securities (except for our obligation to pay additional amounts) and that our failure to comply with those covenants will not be considered events of default under the indenture and those debt securities if the following conditions have been satisfied:

        (1) We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if those debt securities are denominated in United States dollars, (A) U.S. Government Obligations or (B) a combination of United States dollars and U.S. Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series and

        (2) We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series.

MODIFICATION OF THE INDENTURE

     We and the trustee may modify or amend the indenture if we obtain the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, the indenture may not be modified or amended to:

        (1) change the stated maturity of the principal of, or any installment of principal of or any interest on, any debt security;

        (2) reduce the principal amount of any debt security;

        (3) reduce the rate of interest on any debt security;

        (4) reduce any additional amounts payable on any debt security;

        (5) reduce any premium payable upon the redemption of any debt security;

        (6) reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of its maturity under the terms of the indenture;

        (7) change any place of payment where, or the currency in which any debt security or any premium or interest on that debt security is payable;

        (8) impair the right to institute suit for the enforcement of any payment of principal of or premium or any interest on any debt security on or after its stated maturity, or, in the case of redemption, on or after the redemption date;

        (9) reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for the supplemental indenture;

        (10) reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults under the indenture and their consequences or
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

        (11) modify any of the provisions relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase the percentage in principal amount of the outstanding debt securities of a series required for the consent of holders to approve a supplemental indenture or a waiver of a past default or compliance with certain covenants or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security that would be affected by such a modification or waiver;

without the consent of the holders of each of the debt securities affected by that modification or amendment.

     We and the trustee may amend the indenture without the consent of any holder of debt securities for any of the following purposes:

        (1) to evidence that another person is our successor and that that person has assumed our covenants in the indenture and in the debt securities as obligor;

        (2) to add to our covenants for the benefit of the holders of all or any series of debt securities;

        (3) to surrender any right or power conferred upon us in the indenture;

        (4) to add additional events of default;

        (5) to add or change any provisions of the indenture to the extent necessary to permit or facilitate issuing debt securities in bearer form, whether registrable or not as to principal, and with or without interest coupons;

        (6) to permit or facilitate the issuance of debt securities in uncertificated form;

        (7) to add to, change or eliminate any of the provisions of the indenture affecting one or more series of debt securities, provided that the addition, change or elimination

           (a) shall not

                (X) apply to debt securities of any series created before the execution of the supplemental indenture and entitled to the benefit of that provision or

                (Y) modify the rights of any holder of those outstanding debt securities with respect to such provision or

           (b) shall become effective only when there are no such debt securities of that series outstanding;

        (8) to establish the form or terms of debt securities of any series as permitted by the indenture, including any provisions and procedures relating to debt securities convertible into our common stock or preferred stock;

        (9) to evidence and provide for the acceptance of appointment of a successor trustee for the debt securities of one or more series and to add to or change any of the provisions of the indenture necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

        (10) to secure the debt securities;

        (11) to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material way;
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

        (12) to cure any ambiguity, to correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material way or

        (13) to make any other provisions regarding matters or questions arising under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material way. (Section 901)

CONVERSION RIGHTS

     We will describe any terms and conditions upon which the debt securities are convertible into our common stock or preferred stock in the applicable prospectus supplement. Those terms will include:

          (1) whether those debt securities are convertible into our common stock or preferred stock;

          (2) the conversion price or manner of calculating the conversion price;

          (3) the conversion period;

          (4) provisions as to whether conversion will be at our option or the option of the holders;

          (5) the events requiring an adjustment of the conversion price and

          (6) provisions affecting conversion in the event of the redemption of those debt securities.

BOOK-ENTRY DEBT SECURITIES

     We may issue the debt securities of a series, in whole or in part, in the form of one or more global securities that will be deposited with, or on behalf of, a depositary. We will identify the depositary in the applicable prospectus supplement relating to that series. If we issue one or more global securities, we will issue them in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of the outstanding debt securities of the series to be represented by that global security or those global securities. We may issue global securities in either registered or bearer form and in either temporary or permanent form. We will describe the specific terms of the depositary arrangement for a series of debt securities in the applicable prospectus supplement relating to that series. (Sections 301 and 305)

TAX RELATED CONSIDERATIONS

  Payment of Additional Amounts

     Any amounts that we pay with respect to any series of debt securities will be paid without deduction or withholding for any and all present or future tax, duty, levy, impost, assessment or other governmental charges imposed or levied by or on behalf of the Liberian government or the government of the jurisdiction of our successor or any authority or agency in that government having power to tax ("Taxes"), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration of that law. If we are so required to deduct or withhold any amount for Taxes from any payment made with respect to any series of debt securities, we will pay any "additional amounts" necessary so that the net payment received by each holder, including additional amounts, after the withholding or deduction, will not be less than the amount the holder would have received if those Taxes had not been withheld or deducted. However, we will pay no additional amounts with respect to a payment made to a holder which is subject to those Taxes because that holder is subject to the jurisdiction of the government of our jurisdiction of organization or any territory of that jurisdiction other than by merely holding the debt securities or receiving payments under the debt securities (an "excluded holder"). We will also pay no additional amounts with respect to a payment made to a holder, if we would not be required to withhold or deduct any amount for Taxes from any payment made to that holder, if that holder filed a form with the relevant government with no other consequence to that holder. We will also deduct or withhold and remit the full amount deducted or withheld to the relevant authority according to applicable law. We will furnish the holders, within 30 days after the date the payment of any Taxes is due under applicable law, certified copies of tax receipts evidencing our payment. We will indemnify and hold harmless each holder and upon written request reimburse each holder for the amount of any:

        (1) Taxes levied or imposed on and paid by that holder as a result of payments with respect to the debt securities (other than for an excluded holder);

        (2) liability, including penalties, interest and expense, arising from those Taxes and

        (3) Taxes imposed as a result of any reimbursement we make under this covenant. (Section 1007)

  Redemption or Assumption of Debt Securities under Certain Circumstances

     If we determine, based upon an opinion of independent counsel, that we would be required to pay an additional amount, because of any change in or amendment to:

        (1) the laws and related regulations of Liberia or any political subdivision or taxing authority of Liberia; or

        (2) the laws and related regulations of any jurisdiction in which we are organized or any political subdivision or taxing authority of that jurisdiction or

        (3) any official position regarding the application or interpretation of the above laws or regulations,

which is announced or becomes effective after the date of the indenture, then we may, at our option, on giving not less than 30 days' nor more than 60 days' notice, redeem the debt securities in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount of the debt securities plus accrued interest to the redemption date. Any notice of redemption we give will be irrevocable, and we may not give any notice of redemption more than 90 days before the earliest date on which we would be obligated to pay additional amounts. At the time we give notice of redemption, the obligation to pay additional amounts remains in effect. (Section 1108)

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

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share. The following summary description of the terms of our capital stock is not complete and is qualified by reference to our Restated Articles of Incorporation, a copy of which we have filed as an exhibit to the registration statement of which this prospectus is part, and the certificate of designations which we will file with the Securities and Exchange Commission at the time of any offering of our preferred stock.

COMMON STOCK

     General. Our directors generally have the power to cause shares of any authorized class of our common stock to be issued for any corporate purpose.

     Holders of our common stock are entitled to one vote per share on all matters submitted to our shareholders, and unless the Business Corporation Act of Liberia otherwise provides, the presence in person or by proxy of the holders of a majority of all of our outstanding common stock at any meeting of shareholders will constitute a quorum for the transaction of business at that meeting. We cannot subject the holders of our common stock to further calls or assessments. Under our Restated Articles of Incorporation, holders of our common stock will have no preemptive, subscription or conversion rights. In addition, we cannot redeem our common stock.

     Neither Liberian law nor our Restated Articles of Incorporation nor any of our other organizational documents limit the right of persons who are not citizens or residents of Liberia to hold or vote our common stock.

     Dividends. Holders of our common stock have an equal right to receive dividends when declared by our board of directors out of funds legally available for the distribution of dividends.

OTHER MATTERS

     Sales of Assets, Mergers and Liquidation. Under the Business Corporation Act of Liberia, the holders of 66 2/3% of the outstanding shares of our common stock need to approve the sale of all or substantially all of our assets and any decisions by us to liquidate or dissolve. Holders of a majority of the outstanding shares of our common stock may institute judicial dissolution proceedings on our behalf under the Business Corporation Act of Liberia. In the event of our liquidation or dissolution, the holders of our common stock will be entitled to share pro rata in the net assets available for distribution to them, after we have paid amounts owed to all creditors and we have paid holders of our outstanding preferred stock the liquidation preferences they are entitled to.

     Under the Business Corporation Act of Liberia, the holders of a majority of the outstanding shares of our common stock need to approve a merger or consolidation involving us (other than a merger or consolidation with any of our subsidiaries of which we own at least 90%).

     Under the Business Corporation Act of Liberia, amendments to the articles of incorporation of a Liberian corporation may be authorized by the vote of the holders of a majority of all outstanding shares of that corporation's common stock. However, the Business Corporation Act of Liberia requires the approval of the holders of 66 2/3% of the outstanding shares of common stock of a corporation, to add, delete or amend any provisions in the corporation's articles of incorporation requiring the approval of a super-majority of the members of the board of directors or outstanding shares of common stock to take specific corporate actions.
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

     Call of Meetings. Our By-Laws provide that special meetings of our shareholders can be called at any time by either our board of directors, the Chief Executive Officer, or by our shareholders holding at least 50% of our outstanding common stock. In addition, our shareholders may call for meetings of shareholders if there has been a failure to hold an annual meeting.

     Election of Directors. Our directors are elected, at either any annual meeting or any special meeting, by a majority of the votes cast by shareholders entitled to vote, and cumulative voting is not permitted.

     Our board of directors is divided into three classes: Class I, Class II and Class III, with the directors in each class to hold office for staggered terms of three years each. The term of the Class I directors expires at the next annual meeting in 2000 and the terms of the Class II and Class III directors expire, respectively, at the 2001 and 2002 annual meeting and, in each case, when their successors have been duly elected and qualified. Successors to the directors in each class will then be elected for three year terms.

     Amendments to Our Charter and By-Laws. Any amendment to our Articles of Incorporation or any shareholder proposal to amend our By-Laws generally requires the authorization by affirmative vote of the holders of not less than two-thirds of all outstanding shares entitled to vote. This requirement does not apply to (1) an amendment to change our registered agent or registered address;
(2) an amendment to change the authorized number of shares of stock; or (3) an amendment for establishing and designating the shares of any class or of any series of any class. In those cases, our Articles of Incorporation can be amended by the affirmative vote of the holders of a majority of all of our outstanding shares entitled to vote and our By-Laws can be amended by the affirmative vote of a majority of the votes cast at a meeting of shareholders of shares entitled to vote. In addition, our board of directors has the power to adopt, amend or repeal our By-Laws.

     Dissenters' Rights of Appraisal and Payment. Under Liberian law, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and have the right to receive payment of the fair value of their shares. If we amend our Articles of Incorporation in a way that alters certain rights of any of our shareholders, those shareholders have the right to dissent and receive payment for their shares. The dissenting shareholders may not receive that payment unless they follow the procedures set forth in the Business Corporation Act of Liberia. Those procedures require that proceedings be instituted in the circuit court in the judicial circuit in Liberia in which our Liberian office is situated if we cannot agree with our dissenting shareholders on a price for the shares. The value of the shares of any dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

     Shareholders' Actions. Under Liberian law, any of our shareholders may bring an action in our name to procure a judgment in our favor, provided that shareholder is a holder of our common stock both at the time the action is commenced and at the time of the transaction to which the action relates.

     Limitations Under Indebtedness. Agreements governing certain of our indebtedness contain covenants that impose restrictions (subject to some exceptions) on us and our subsidiaries' ability to take certain corporate actions, including the payment of dividends and the redemption of our common stock under limited circumstances.

     Certain Corporate Actions. Our Articles of Incorporation provide that during the period that the Shareholders Agreement dated as of February 1, 1993 between A. Wilhelmsen AS. and Cruise Associates remains in effect, our board of directors may not approve certain corporate actions unless those actions are approved by one non-independent director nominated by A. Wilhelmsen AS. and one non-independent director nominated by Cruise Associates.

     Transfer Agent and Registrar. The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

PREFERRED STOCK

     In February 1997, we issued 3,450,000 shares of our Series A Convertible Preferred Stock which pays cumulative dividends at the annual rate of $3.625 per share. Shares of this preferred stock are convertible into common stock at the option of the holder at any time at a conversion price of $16.20 per share of our common stock, subject to adjustment. We may redeem this preferred stock on and after February 17, 2000. Our Series A Convertible Preferred Stock ranks senior to our common stock as to the payment of dividends and amounts upon liquidation, dissolution or winding up. The foregoing summary of the terms of our Series A Convertible Preferred Stock is not complete and is qualified by reference to the certificate of the powers, designations, preferences and rights of that stock, a copy of which is filed as an exhibit to the registration statement of which this prospectus is part.

     The material terms of any other series of preferred stock that we offer though a prospectus supplement will be described in that prospectus supplement. Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock. At the time that any series of our preferred stock is authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our common stock or make it more difficult to effect a change in control. Our preferred stock could be used to dilute the stock ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred stock could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common stock.

LIABILITY OF DIRECTORS AND OFFICERS

     Our Articles of Incorporation and By-Laws contain provisions which eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of their fiduciary duties other than liability for:

        (1) breaches of the duty of loyalty;

        (2) acts or omissions not in good faith;

        (3) acts or omissions which involve intentional misconduct or a knowing violation of law or

        (4) any transactions in which the director derived an improper personal benefit.

     We believe that these provisions are necessary to attract and retain qualified persons as our directors and officers.

                              SELLING SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 1999 by certain of our shareholders. To the extent indicated in the accompanying prospectus supplement, one or more of our selling shareholders may from time to time offer shares of our common stock for sale.

                                                                     SHARES OWNED
                                                                   BENEFICIALLY(1)
                                                                ----------------------
                            NAME                                  NUMBER       PERCENT
                            ----                                -----------    -------
A. Wilhelmsen AS.(2)........................................     46,329,330      25.8%
Cruise Associates(3)........................................     50,781,900      28.2%
Archinav Holdings, Ltd......................................      7,597,242       4.2%
Monument Capital Corporation(4).............................      1,071,412       0.6%

---------------

(1) For purposes of this table, any security which a person or group has a right to acquire within 60 days after September 30, 1999 is deemed to be owned by that person or group. That security is deemed to be outstanding for the purpose of computing the percentage of ownership of that person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.
(2) Includes 31,900 shares of our common stock issuable upon exercise of options under our 1990 Shareholders Stock Option Plan. A. Wilhelmsen AS. is a Norwegian corporation. Its indirect beneficial owners of which are members of the Wilhelmsen family of Norway.
(3) Includes 31,900 shares of our common stock issuable upon exercise of options under our 1990 Shareholders Stock Option Plan. Cruise Associates is a Bahamian general partnership. Its indirect beneficial owners are various trusts primarily for the benefit of some members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of some members of the Ofer family.
(4) Monument Capital Corporation is a Liberian corporation which holds shares of our common stock as nominee for various trusts primarily for the benefit of some members of the family of Richard D. Fain, our Chairman and Chief Executive Officer. Mr. Fain disclaims beneficial ownership of some or all of the shares of our common stock held by Monument Capital Corporation.

                              PLAN OF DISTRIBUTION

     We may sell any of the securities to or through underwriters or dealers and may also sell these securities directly to other purchasers or through agents.

     The sale of the securities offered by this prospectus may be made from time to time in one or more transactions at fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices.

     Sales of our common stock may be made from time to time in one or more transactions on the New York Stock Exchange or the Oslo Stock Exchange, in negotiated transactions or a combination of those methods of sale, at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at other negotiated prices.

     In connection with the sale of the securities offered by this prospectus, underwriters or agents may receive compensation from us, from our selling shareholders or from purchasers of securities for whom they may act as agents. Underwriters may sell securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us or the selling shareholders and any profit on the resale of those securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriter or agent will be identified, and any compensation that we or the selling shareholders provide will be described, in the prospectus supplement. We will bear all of the expenses associated with the shares of our common stock sold by the selling shareholders, other than underwriters' discounts, commissions and transfer taxes.

     Under agreements which we or the selling shareholders may enter into the underwriters and agents who participate in the distribution of the securities offered by this prospectus may be entitled to indemnification by us or the selling shareholders against certain liabilities, including liabilities under the Securities Act.

     If the prospectus supplement so indicates, either we or the selling shareholders will authorize underwriters or other persons acting as our or their agents to solicit offers by selected institutions to purchase the securities from us or the selling shareholders under contracts providing for payment and delivery on a future date. Institutions with which those contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we or the selling shareholders must approve those institutions. The obligations of any purchaser under such a contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which that purchaser is subject. The underwriters and those other agents will not be responsible for the validity or performance of such contracts.

     Until the distribution of the securities offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of underwriters and some selling group members to bid for and purchase the securities. As an exception to those rules, underwriters may engage in certain transactions that stabilize the price of the securities. Those transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.

     If any underwriters create a short position in the securities in connection with any offering, that is, if they sell more securities than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing securities in the open market.

     Underwriters may also impose a penalty bid on some selling group members. This means that if the underwriters purchase securities in the open market to reduce the underwriters' short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members who sold those securities as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the securities if it discourages resales of the securities.

     Neither we nor any underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities offered by this prospectus. In addition, neither we nor any underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

     Some of the underwriters or agents and their associates may engage in transactions with and perform services for us or the selling shareholders in the ordinary course of business.

     The securities offered by this prospectus may or may not be listed on a national securities exchange (other than our common stock, which is listed on the New York Stock Exchange). Any shares of our common stock sold through a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. We cannot assure you that there will be an active trading market for the securities.

                                 LEGAL OPINIONS

     The law firm of Davis Polk & Wardwell will pass upon the validity of the debt securities and certain legal matters regarding our common stock and preferred stock. The law firm of Watson, Farley & Williams will pass upon the validity of our common stock and preferred stock. Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations) will pass upon certain legal matters for any underwriters or agents. Davis Polk & Wardwell and Fried, Frank, Harris, Shriver & Jacobson will rely on Watson, Farley & Williams regarding matters of Liberian law.

     Davis Polk & Wardwell represented A. Wilhelmsen AS. in its acquisition of our common stock and provides legal services for A. Wilhelmsen AS.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers, LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

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                                 $1,810,174,000
                          ROYAL CARIBBEAN CRUISES LTD.

             $1,310,174,000 LIQUID YIELD OPTION(TM) NOTES DUE 2021
                            (ZERO COUPON -- SENIOR)

                   $500,000,000 8 3/4% SENIOR NOTES DUE 2011


    (ROYAL CARIBBEAN LOGO)                               (CELEBRITY CRUISE LOGO)

                   -----------------------------------------

                             PROSPECTUS SUPPLEMENT
                   -----------------------------------------

                             ----------------------

                                  (for LYONs)

                              MERRILL LYNCH & CO.

                             ----------------------

                               (for Senior Notes)

                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                         BANC OF AMERICA SECURITIES LLC
                          FIRST UNION SECURITIES, INC.
                                   JP MORGAN
                              SALOMON SMITH BARNEY
                                 SCOTIA CAPITAL

                                JANUARY 29, 2001

                  (TM) TRADEMARK OF MERRILL LYNCH & CO., INC.

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